Technical Report

for the

Slaven Canyon Property
Lander County, Nevada, USA

Prepared for:

White Knight Resources Ltd.
922-510 West Hastings Street
Vancouver, BC V6C 1L8

by

Timothy D. Jefferson, P. G.
Arthur R. Leger, P. G.

November 16, 2005

TABLE OF CONTENTS

List of Figures

List of Tables

List of Appendices

1.0 SUMMARY

The Slaven Canyon property is a mid-stage gold exploration project located about 200 kilometers east-northeast of Reno in north-central Nevada. It is situated along the northwest side of the northern Shoshone Range, approximately 19 kilometers southeast of the town of Battle Mountain, within the Battle Mountain-Eureka mineral belt. The property is comprised of approximately 2,094 hectares of mineral rights on federal ground (258 unpatented lode mining claims) and 577 hectares of leased private (fee) land. The project area lies within the former railroad "checkerboard" where federal sections alternate with fee sections.

The northern Shoshone Range is underlain by a thick sequence of allochthonous siliciclastic rocks, which comprise the upper plate of the Roberts Mountains thrust. Only upper-plate siliciclastic rocks, Tertiary basalts, Quaternary colluvium and alluvium are exposed at the Slaven Canyon property. The majority of upper-plate rocks are siliceous rocks (as opposed to calcareous) and therefore are not the most favorable host rocks for disseminated gold deposition. Gold mineralization discovered to date at Slaven Canyon is strongly structurally controlled and hosted within upper-plate rocks. A historic non-43-101-compliant gold resource containing 2,900,000 tons at 0.032 opt gold (about 92,700 oz gold) was delineated by Alta Gold in 1995. An earlier resource estimate by Uranerz in 1992 defined 1,761,000 tons grading 0.040 opt gold (about 70,000 oz gold).

The exploration target at Slaven Canyon is sediment-hosted or Carlin-type gold mineralization hosted both in upper-plate rocks and lower-plate carbonate rocks projected to occur at depth. Classic disseminated Carlin-type deposits range in size from small sub-economic deposits to multi-million-ounce deposits such as Carlin and Pipeline. Regional geologic interpretations indicate the strong possibility for lower-plate carbonate lithologies favorable for "classic" Carlin-type deposits to occur at depth beneath the Roberts Mountains thrust fault on the property. Although the depth to the lower plate has not been determined, geologic evidence suggests it may occur from 300 meters to 800 meters below surface.

Mineralization in upper-plate rocks at Slaven Canyon occurs in structurally prepared zones within low-angle or high-angle zones (fault breccias). Lesser amounts of calcareous siltstones to silty limestones occur as beds within the more siliceous rock assemblage. Gold mineralization of a more disseminated character has been found locally within these more calcareous rocks. Alteration of these more calcareous rocks is of similar nature to that found in Carlin- type sediment-hosted gold deposits, including decalcification, bleaching, partial dolomitization, and partial sanding.

Although the primary exploration target at Slaven Canyon is deep gold mineralization in lower-plate carbonate rocks, a secondary target is the expansion of known mineralized areas in upper-plate rocks. Many upper-plate-hosted gold deposits in Nevada are small pods (30,000-100,000 oz gold, similar in size to the historic non-compliant resource at Slaven Canyon). However, recent exploration has discovered large resources in upper-plate rocks and/or similar lithologic units (Tonkin Springs – 1.27 million oz resource [29,672,000 tons at 0.043 opt gold] Marigold – 1.49 million ounce resource [64,520,000 tons at 0.023 opt gold]).

White Knight Resources has been actively exploring the Slaven Canyon property since 2002 through use of geophysics, geologic mapping, rock-chip and soil sampling, and drilling (reverse circulation and core).

Aeromagnetic, gravity and magnetotelluric (MT) geophysical data were collected in an attempt to map faults and to estimate depth to lower-plate limestone host rocks. Interpretation of these data, particularly the gravity and MT, combined with surface geology, led to drill site selection in the Phase I drilling program.

A total of 404 rock chip samples was collected in 2002, 2004 and 2005, with gold values ranging from non-detectable to 17.85 ppm gold. Continuous chip channel sampling of a new road cut in 2005 discovered 52 meters at 1.06 ppm gold, including 7.6 meters at 3.8 ppm gold. The true thickness or attitude of this mineralization has not yet been determined.

The Phase I drilling program in 2004 and 2005 totaled 3690 meters of reverse circulation drilling and 612 meters of core drilling. Gold mineralization exceeding three meters of 0.010 opt gold ocurred in nine of the 24 holes. The strongest mineralized interval encountered is 6.1 meters of 0.074 opt gold in hole SL-5. The true thickness or attitude of this mineralization has not yet been determined. Drilling in 2004 and 2005 discovered a colluvium-covered extension to the known mineralization in Area 1 measuring 900 meters east-west by 400 meters north-south. This mineralization remains open in two directions.

The presence of a favorable structural and regional setting (Battle Mountain-Eureka mineral belt, Figure 2), the presence of strong alteration and gold mineralization in upper-plate lithologies, and the possibility of Carlin-type carbonate lithologies lying at a mineable depth are sufficiently promising to warrant continued exploration on the Slaven Canyon property.

Future exploration efforts should focus on surface mapping and both shallow and deep drilling. Additional geologic mapping is recommended to refine the structural and stratigraphic framework of the project area. A program of shallow (200-300 meter) reverse-circulation drilling is recommended to expand areas of known gold mineralization beneath colluvial cover. Deep drilling (800-900 meter holes) should be continued to determine depth to, and possible presence of, gold mineralization in favorable lithologies of the lower plate lying beneath the Roberts Mountains thrust fault. Experience from the 2005 drilling program indicates that core drilling techniques are the most successful for deep rock penetration (>225 meters) as well as providing more detailed lithologic and structural data.

A budget of $997,500 has been set forth for the Phase II exploration program, and includes 3000 meters of shallow (200-300 meters) reverse-circulation drilling, 1800 meters (2 holes) of deep core drilling, and geologic mapping to define the presence of calcareous units within the upper-plate Slaven Chert. Expenditures beyond this initial exploration budget are dependent upon the results of the Phase II program.

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1   Introduction

This report provides a technical summary of exploration history, geologic setting, geological, geochemical, geophysical, and drilling results, and recommendations for exploration of the Slaven Canyon Project. White Knight Resources Ltd. (White Knight) controls mineral rights on 258 lode claims (2.094 hectares) and 577 hectares of leased fee land.

The property is located in north-central Nevada about 200 kilometers east-northeast of Reno, Nevada (Figure 1). Specifically, the property can be found along the northwest side of the northern Shoshone Range, approximately 19 kilometers southeast of Battle Mountain and 19 kilometers north of Placer Dome's Pipeline Mine (Figure 2). The property lies along the northeast edge of the Battle Mountain-Eureka mineral belt, a belt of mineral deposits that includes the Mule Canyon, Pipeline, Cortez, and Cortez Hills gold deposits. The exploration target at the Slaven Canyon property is a sediment-hosted (Carlin-type) gold deposit.

2.2   Terms of Reference

Measurements used in this report are reported in metric units. Geochemical analyses are reported in parts per billion (ppb) and parts per million (ppm) for higher grades. Drill intercepts and quoted gold resources/reserves are reported as troy ounces (oz) per short ton (opt). Historic resources are reported in short tons. The US dollar is used as the monetary unit. All maps are referenced to Universal Tranverse Mercator (UTM) units. The Slaven Canyon project is located within UTM zone 11 north and all maps use a NAD27 datum. Surface area measurements are expressed in hectares. Additional abbreviations used in the report are: grams per metric tonne (g/t) and grams per cubic centimeter (grams/cm^3)

White Knight Gold (US) Inc., a wholly owned subsidiary of White Knight Resources Ltd., conducts all exploration activities for White Knight Resources Ltd. in the United States. White Knight Resources Ltd. and White Knight Gold (U.S.) Inc. are collectively referred to in this report as either "White Knight" or "the Company".

2.3   Purpose of Report

This report is prepared under the guidelines of National Instrument 43-101 and is to be submitted as a Technical Report to the TSX Venture Exchange ("TSX") and the BC Securities Commission ("BCSC") for annual information filing purposes and as a 20F filing. White Knight Resources Ltd. trades under the symbol TSXV: WKR. This report was prepared by the authors at the request of John M. Leask, President of White Knight Resources Ltd.

2.4   Sources of Information

This report was prepared by Mr. Timothy Jefferson, the senior author, and Mr. Arthur Leger. Mr. Jefferson has over 25 years experience in both the mineral exploration and environmental consulting fields, and is a registered professional geologist with the states of Minnesota and

Wisconsin. He has over 11 years of direct mineral exploration/mining experience, including exploration for sediment-hosted gold deposits, while working at the project manager level. Mr. Jefferson has worked as a contract consulting geologist on the Slaven Canyon property for approximately six months of cumulative time during the 2004 and 2005 field seasons. During this time he was involved in data review, geologic mapping, rock-chip sampling, drill rig supervision, geologic logging, and sample chain-of-custody. He also inspected the lower part of core-hole SL-21. Mr. Jefferson's last visit to the property was on July 20, 2005.

Mr. Leger has over 30 years experience in the exploration business at all levels, including extensive experience exploring for sediment-hosted gold deposits in Nevada. He is a registered licensed geologist and hydrogeologist in the State of Washington. Mr. Leger worked in the Slaven Canyon region for Cameco Gold (U.S.A.) in 1998 and recently visited the property on September 14, 2005 with White Knight personnel.

This report is based on the authors' personal familiarity with the project and on review and compilation of both historic and recently collected geological, geochemical and geophysical data. In preparation of this report, the authors have relied on information obtained through a review of geologic information available in public and private documents, reports and data. References used in preparation of the report and cited in the text are listed under the References section at the end of the report. Specifically, the authors have relied heavily on in-house White Knight reports by Cuffney (2003), Rasmussen (2004) and historic reports by Cleveland (1994, 1995) and Eggleston (1993). The senior author, Mr. Jefferson, is responsible for Sections 1, 6.2, 6.3, and 8-18. Mr Leger is responsible for Sections 2-5, 6.1, and 7. The remainder of the report is a joint effort on the part of both authors.

3.0 DISCLAIMER

The authors have relied upon opinions and statements made by other experts regarding geophysical interpretations (Carpenter, 2004; Doerner, 2004; Moraga, 2004; Rasmussen, 2004), metallurgy (Baum, 1993), and land, and legal issues for which the authors are not qualified to make judgments.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1   Area and Location

The Slaven Canyon project is located within Lander County in north-central Nevada (Figure 1). The claims are located in the northern Shoshone Range, approximately 19 kilometers southeast of Battle Mountain, Nevada. The property lies in Section 36, T31N, R 46E, Sections 1, 2, 12, 14 & 24 T30N, R46E and Sections 6, 18, 19 & 30, T30N, R47E. The project lies within the Bateman Spring, Mud Springs Gulch, Mt. Lewis and Mule Canyon 71/2-minute quadrangles. The center of the property is located approximately at 40° 28' 46" North Latitude, 116° 44'44" West Longitude.



OREGON · IDAHO · UTAH · ARIZONA · CALIFORNIA

Humboldt

Elko

Wells

I-80

Battle Mtn.

Elko

Carlin

Pershing

I-80

Lovelock

SLAVEN CANYON PROJECT

Battle Mtn. - Eureka Mineral Belt

Washoe

Churchhill

Lander

White Pine

Reno

Fallon

Austin

Eureka

Ely

Carson City

Lyon

I-50

I-50

Douglas

Hawthorne

Nye

Mineral

Tonopah

Pioche

Esmeralda

Goldfields

Lincoln

Las Vegas

Beatty

Clark

★ SLAVEN CANYON PROJECT

N

100 miles

160 kilometers

White Knight Resources Inc.

Slaven Canyon Project
Lander Co., Nevada

FIGURE 1

Property Location Map

Dec. 2005 | from WKR compilation | 43-101



Explanation

- – ‑ – County boundaries
- Quaternary and suspected Quaternary faults, less than 1.6 Ma (million years old), dashed where age uncertain
- Lakes and reservoirs
- Alluvial and playa deposits
- Volcanic rocks, less than 6 Ma
- Upper volcanic rocks, 6–17 Ma
- Tuffaceous sedimentary rocks, 6–17 Ma
- Lower volcanic rocks, mostly 17–43 Ma
- Intrusive rocks, Mesozoic and Tertiary
- Igneous and metamorphic complex, Jurassic or Cretaceous
- Sedimentary, volcanic, and intrusive rocks, Mesozoic
- Sedimentary and volcanic assemblage, upper Paleozoic
- Carbonate and other sedimentary rocks, upper Paleozoic
- Sedimentary and volcanic assemblage, lower Paleozoic
- Carbonate and other sedimentary rocks, lower Paleozoic and Late Proterozoic
- Metamorphic and intrusive rocks, Early and Middle Proterozoic

NORTHERN NEVADA RIFT

BATTLE MTN. - EUREKA MINERAL BELT

Lone Tree
Marigold
Buffalo Valley
Surprise
Fortitude
Copper Canyon
Slaven Canyon
Mule Canyon
Fire Creek
Hilltop
Bald Mountain
Cove McCoy
Tenabo
Gold Acres
Pipeline
South Pipeline
Cortez
Buckhorn
Cortez Hills
Horse Canyon
Pediment
E.T. Blue
Indian Ranch
Rooster
Tonkin Springs
Gold Cyn
Gold Stone
Gold Ridge
Cabin Creek
Gold Bar
Gold Pick
Hunter
Archimedes
Ruby Hill District

N

30 kilometers

20 miles

White Knight Resources Inc.

Slaven Canyon Project
Lander Co., Nevada

FIGURE 2

Battle Mtn.- Eureka Mineral Belt

| Dec. 2005 | after NMBG and WKR | 43-101 |

4.2   Claims and Title

4.2.1   Area of the Property

White Knight controls 258 unpatented lode mining claims: Gordo 1-36; 55-69; 70-105; 106-141; 142-157; 160-213; 214, 216, 218, 220; 222-231; 238-251; 270-287; 288-305 and Gordo Fraction (Figure 3). The property comprises approximately 2,094 hectares of mineral rights on federal ground and 577 hectares of leased fee acreage. The Company's land position measures about eight kilometers in a north-south direction, by 1.6 to 3.2 kilometers wide. The project area lies within the former railroad "checkerboard" where federally owned sections alternate with fee sections.

All unpatented lode-mining claims have been located by White Knight with no underlying mineral ownership.

4.2.2   Claim Location and Validity

White Knight located 258 contiguous lode claims between September 2001 and November 2003. The claims were staked using industry-standard GPS surveying methods, and have not been legally surveyed. The claims were located in accordance with all federal and state laws and are in good standing. BLM maintenance fees of $125/claim for the 2006 rental year were paid on August 19, 2005 and a Notice of Intent to Hold the claims was filed with Lander County on October 24, 2005

The Slaven Canyon area lies within the former railroad "checkerboard", where fee sections alternate with federal sections. Portions of the Gordo claims lap onto fee sections. The claims encompass a total of 2150 hectares of which about 56 hectares (2.6% of claim area) overlap fee lands (Figure 3) along the edges of sections.. The 56 hectares of the claims lying on private ground are not valid, resulting in 2094 hectares of ground covered by valid claims.

4.2.3   Property Payments, Obligations and Agreements

White Knight has entered into lease agreements with 14 property owners. The first two leases were signed on December 4, 2002. Additional leases were obtained in 2002 (2), 2003 (2), 2004(7), and 2005(1). Yearly advance royalty payments range(d) from a low of $16,011 in 2002 to a projected high of $50,150 in 2009. Royalty payments in the form of a net smelter return (NSR) vary from 0.50%, 2.75%. Purchase options vary from $100,000 to $1.1 million.

4.2.4   Environmental/Cultural Liabilities

The property is subject to no known environmental liabilities and there are no known or potential occurrences of special status species with the property.

4.2.5   *Permitting*

Unpatented mining claims at Slaven Canyon are located on lands administered by the U.S. Department of Interior, Bureau of Land Management's (BLM) Battle Mountain Field Office under the Federal Land Policy and Management Act of 1976 (FLPMA). A Notice of Intent must be filed with the BLM office in Battle Mountain prior to conducting any exploration activities or remedial reclamation. A reclamation bond must be posted with the BLM for the reclamation of any physical disturbance.

White Knight's exploration activities have been conducted under a fully bonded Notice of Intent (NVN 078611), filed with the BLM.

Prior drilling activities on the property were conducted under several Notices of Intent filed by previous operators (Uranerz U.S, Inc, Cyprus Metals, Alta-Nerco Joint Venture). All previous Notices of Intent have been closed by the BLM.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1   Topography, Elevation and Vegetation

In the northern part of the project area, topography is low to moderate. Elevations range from 1531 meters to 1701 meters. To the south, the topography becomes more pronounced, with cliffs forming the eastern boundary of Slaven Canyon. The cliffs form part of the crest of the northern Shoshone Range. Elevations range from 1537 meters near the bottom of Slaven Canyon to 2297 meters at the crest of the range.

Vegetation is dominantly sagebrush, rabbit brush, and various grasses.

5.2   Accessibility

Access from Battle Mountain is via the Crum Canyon/Hilltop Road for approximately 18 kilometers to the range-front road, and then north and east along the range-front for about nine kilometers, then south up Slaven Canyon on unimproved dirt roads.

5.3   Climate

The climate is arid, typical of the high-steppe of the Great Basin, where year-round precipitation average is about 30 centimeters, mostly in the form of snow in the winter and rain in the spring and fall.

Exploration is curtailed for a few months during the winter, mainly due to muddy road conditions. Exploration activities could be conducted year-round, if local improvements to the roads on the property are made. Typically, the access road from Battle Mountain to the range-front road is plowed during the winter months for ranching activities in the area. If snow



White Knight Resources Inc.

Slaven Canyon Project
Lander Co., Nevada

FIGURE 3

Claim Map

Dec. 2005 | | 43-101

1000 meters

2000 feet

N

leased private mineral rights

conditions are not extreme, the range-front road and unimproved dirt roads are navigable during the winter months.

The property lies 19 kilometers north of the Pipeline mine complex, operated by the Cortez Joint Venture (Placer Dome 60%: Kennecott 40%) and six kilometers southwest of the Mule Canyon gold mine operated by Newmont Mining (Figure 2). The nearest town with infrastructure is Battle Mountain, which is located about 19 kilometers to the northwest. Both the towns of Battle Mountain and Elko (110 kilometers east) are gold mining centers with a highly trained mining-industrial workforce. Accommodations and most common supplies are available in these towns. Battle Mountain, Carlin, and Elko provide nearly all needed supplies and services.

5.4   Surface Rights and Resources for Mining

The current land position controlled by White Knight is adequate for exploration purposes. Sufficient flat areas in the northern and central part of the claim blocks are present for potential processing plants, mine dumps, leach pads, etc. However, mill site claims would need to be located in order to construct milling facilities. A power line passes approximately five kilometers north of the northern claim block. This power line services Newmont Mining's Mule Canyon gold mine.

6.0 HISTORY

Previous exploration and mining in the area focused on the search for barite during the 1970's, and for gold in the 1980's to early 1990's. Several open-pit barite mines (now idle) exist, along with numerous bulldozer cuts, trenches, and access roads. Bedded barite was mined extensively adjacent to the property until the early 1980's. The largest barite mines in the area, the Barse and Bante mines, are located off White Knight's ground, in Sections 2 and 25, T30N, R46E, respectively.

Information concerning gold exploration history and mineral ownership in the Slaven Canyon region was obtained from exploration company files and county and federal claim records (note that results from drilling and/or geologic studies are not filed with the federal claim records).

The history of gold exploration on the Slaven Canyon property prior to White Knight's involvement is as follows:

➢ **1983**:   Geologists working for Resource Associates of Alaska (RAA) discovered gold-bearing outcrops in Slaven Canyon.

➢ **1984-87**: RAA/Mapco Minerals conducted geologic mapping, rock and soil sampling and trenching.

➢ **1988**:   Nerco acquired RAA/Mapco Minerals. Later that year, Nerco formed a joint exploration venture with Alta Gold Company (Nerco-Alta Joint Venture) to explore the property.

➢ **1989**:   The Nerco-Alta Gold Joint Venture conducted a drilling program, totaling 6,626 meters in 72 shallow reverse-circulation drill holes, including the discovery hole (7.62 m @ 0.046 opt gold). Mineralization in Area 1 (Section 18) was outlined.

➢ **1990**:   The Nerco-Alta Gold Joint Venture contracted a Dighem airborne geophysical survey of the area.   Cyanide-shake leach tests were conducted, along with additional drilling of several other target areas including a few holes at or near Area 2 in Sections 12 and 18.

➢ **1990**:   The joint venture drilled 1,849 meters in 13 shallow reverse-circulation drill holes.

➢ **1991-92**: Uranerz U.S.A. Inc. leased the property from Alta Gold and conducted geologic mapping, rock-chip sampling (180 samples) and soil sampling (approximately 760 samples), trenching (six trenches – 290 m), ground geophysical surveys (106 TEM loops and local VLF and magnetic surveys) and petrographic studies.

➢ **1992**:   American Copper & Nickel Company located 42 claims in Section 24, T30N, R47E. In addition, six parcels of fee land were leased in Section 19, T30N, R47E.

➢ **1992**:   Uranerz drilled 37 shallow reverse-circulation drill holes (2,355 meters) and two core holes (51.5 meters) in the North Slaven area. Uranerz entered into an option agreement with Equinox Resources to acquire an interest in the South Slaven project (Section 19).

➢ **1993**:   Uranerz conducted bottle-roll leach tests on drill-hole composites of oxidized and unoxidized material from Areas 1 and 2 and a resource calculation was completed. Ground geophysical surveys included 4,054 lineal meters of VLF/ EM, and 3,018 meters of ground magnetics. A review of the Nerco-Alta Gold Joint Venture's airborne EM-Magnetic survey was also conducted.

➢ **1993**:   Takla Star Resources (Takla) joint-ventured the South Slaven Canyon property with Uranerz and funded a 13-hole (646 meters) reverse-circulation drilling program.   The Takla-Uranerz joint venture was terminated in October 1993. After negotiations to reduce property payments failed, Uranerz returned the North Slaven property to Alta Gold. Prior to termination of property interests in late 1993, the property consisted of eight fee leases and 292 mining claims totaling 2,701 hectares.

➢ **1994**:   Cyprus Metals leased Section 24, T30N, R46E, North Slaven area, from Alta Gold and drilled nine shallow reverse-circulation holes.

➢ **1994**:   Uranerz drilled 19 shallow reverse-circulation holes for a total of 1,221 meters in the South Slaven area.

➢ **1995**:   Cyprus Minerals terminated the lease with Alta Gold.

➢ **1995**:   Uranerz drilled 14 shallow reverse-circulation holes, in the South Slaven area, for a total of 853 meters.

➢ **1996-99**: Alta Gold paid assessment fees on the claims but did no additional work.

➢ **2000**:   Mr. Dennis West filed on the claims in Section 18 but did not complete assessment requirements for 2001.

6.1 Pre-White Knight Drilling

A record of drilling prior to White Knight's property position has been assembled through the purchase of data and review of Notices of Intent to Conduct Exploration filed with the BLM. Notices contain only information regarding proposed drill-hole locations. The historic drill data acquired by the Company is incomplete. In some cases, White Knight has copies of drill logs and hole analyses, and in others no drill logs are available.

A total of 177 reverse-circulation/conventional rotary drill holes and two core holes were drilled on White Knight's property by Nerco/Alta Gold, Uranerz, Takla, and Cypus. In addition to the above-mentioned drilling, a number of older rotary holes drilled for barite have been located in the area. No information is available for these holes.

Previous drilling focused on the delineation of near-surface mineralization in upper-plate rocks. Drill targets were largely confined to testing rock-chip and soil geochemical anomalies. Only 42 holes exceeded 91 meters in depth. Of these only three penetrated greater than 152 meters vertical depth, with the deepest hole being 213 meters. Drilling encountered gold mineralization within a north-south zone exceeding 6.4 kilometers in length (Figure 4).

Drilling history is listed below:

➢ **1989**:   Nerco-Alta Gold Joint Venture drilled 72 shallow reverse-circulation holes.

➢ **1990**:   Nerco-Alta Gold Joint Venture drilled an additional 17 shallow reverse-circulation holes.

➢ **1991-92**: Uranerz drilled 58 shallow reverse-circulation holes and four core holes.

➢ **1993**:   Takla Star Resources drilled 13 shallow reverse-circulation holes.

➢ **1994**:   Cyprus Metals drilled nine shallow reverse-circulation holes.

➢ **1994**:   Uranerz drilled 19 shallow reverse-circulation holes in the South Slaven area.

➢ **1995**:   Uranerz drilled an additional 14 shallow reverse-circulation holes in the South Slaven area.



1000 meters

2000 feet

N

White Knight Resources Inc.

Slaven Canyon Project
Lander Co., Nevada
FIGURE 4
Gold Mineralized Areas
Based on Historic Drilling

| Dec. 2005 | T. Jefferson, 2005 | 43-101 |

The historic drilling defined an area of strong gold mineralization, Area 1 in Section 18 and a second area of strong mineralization, Area 2, in the northwest corner of Section 18 and the southeast corner of Section 12, extending into Section 7, off White Knight's land. Some of the more significant (>3 meters @ >0.040 opt gold) drill intercepts on White Knight's claims are listed in Table 1.

Table 1. Significant Drill Intercepts, Areas 1 and 2				
(>3 meters @ >0.040 opt gold)				
Area 1 – (Gordo claims: Sec.18, T30N, R47E)				
Company	*Hole #*	*Interval (m)*	*Thickness (m)*	*Grade (opt Au)*
Nerco - 1989	SC - 4	9-17	7.62	0.046
Nerco - 1989	SC - 5	12-18	6.10	0.050
Nerco - 1989	SC - 27	56-64	7.62	0.083
Nerco - 1989	SC - 30	30-44	14	0.063
Uranerz - 1992	SC-9202	33-44	11	0.096
Uranerz - 1992	SC - 9203	17-35	18	0.052
Area 2 – (Gordo Claims: Sec.12, T31N, R46E & Sec.18, T30N, R47E)				
Company	Hole #	Interval (m)	Thickness (m)	Grade (opt Au)
Nerco - 1990	SC - 9014	18-26	7.6	0.066
Uranerz - 1992	SC-9213	6-9	3	0.063

Drilling also delineated five other areas of weaker gold mineralization: Area 4 in Section 12, Section 1 at the north end of the property; and the One Horn Creek, Berman and Bucks Point areas in Section 19 in the southern part of the property (Figure 4). Significant drill intercepts (>3 meters @ > 0.010 opt gold) in these areas are listed in Table 2.

Table 2. Other Significant Drill Intercepts				
(>3 meters @ 0.010 opt gold)				
Area 4 – (Gordo Claims: Sec.12, T30N, R46E)				
Company	*Hole #*	*Interval (m)*	*Thickness (m)*	*Grade (opt Au)*
Nerco - 1989	SCB-1-89	38-50	12	0.033
Nerco - 1989	SCB-4-89	30-47	17	0.020
Nerco -1989	SCB-4-89	84-107	23	0.016
Section 1 – (Tomera Fee Land: Sec.1, T30N, R46E)				
Company	*Hole #*	*Interval (m)*	*Thickness (m)*	*Grade (opt Au)*
Uranerz	SC-63	4.5-9	4.6	0.035
One Horn Creek – (Fee Land: Sec.19, T30N, R47E)				
Company	*Hole #*	*Interval (m)*	*Thickness (m)*	*Grade (opt Au)*
Uranerz	SS-05	15-23	8	0.047
Uranerz	SS-04	6-11	4.5	0.037
Uranerz	SS-02	0-4.5	4.5	0.024
Uranerz	SS-03	4.5-7.6	3	0.019
Berman – (Fee Land: Sec.19, T30N, R47E)				
Company	*Hole #*	*Interval (m)*	*Thickness (m)*	*Grade (opt Au)*
Uranerz - 1995	SS-35	5-27	23	0.025
Uranerz - 1995	SS-36	0-6	6	0.020

Table 2. Other Significant Drill Intercepts, *Continued*				
Bucks Point – (Fee Land: Sec.19, T30N, R47E)				
Company	*Hole #*	*Interval (m)*	*Thickness (m)*	*Grade (opt Au)*
Uranerz - 1995	SS-41	44-53	9	0.015
Uranerz - 1995	SS-44	47-52	4.5	0.019

6.2   Historic Resources (Non-43-101-Compliant)

Two historic resource estimates have been made for the gold mineralization in Area 1 (Section 18), which is entirely on claims located by White Knight. Table 3 summarizes the two estimates, made by Uranerz and Alta Gold. Details of the resource estimations are presented below.

Table 3. Historic Resource Information						
Company	*Total Tons*	*Grade (opt Au)*	*Total (oz Au)*	*Oxide Tons*	*Oxide Grade*	*Oxide (oz Au)*
Uranerz	1,761,000	0.040	70,500	1,163,00	0.041	47,200
Alta Gold	2,900,000	0.032	92,700			

6.2.1   *Uranerz Estimate*

In 1992, Uranerz contracted consulting geologist Ted Eggleston to conduct a manual polygonal resource calculation for the mineralized material in Area 1 (Section 18) for which step-out drilling and some metallurgical work had been completed (Eggleston, 1993). A historic "resource" of about 70,000 ounces of gold was estimated. Approximately 67% of the mineralization is oxide material (Eggleston, 1993).

Model parameters used by Eggleston are as follows:
1) Polygonal method constrained by cross-sections
2) Cut-off grades of 0.015, 0.020, 0.030 opt gold
3) Minimum 10 feet (3 meters) ore thickness
4) Search area of influence = 100 feet (30 meters)
5) Tonnage factor of 12.5 cubic feet/ton
6) Oxide designation based on visual observations

This historic estimate was made prior to implementation of National Instrument 43-101 and has not been redefined to conform to CIM-approved standards as defined by NI 43-101. The resource estimate has been obtained by a source (Uranerz) believed to be reliable, and is relevant. The Company is not treating this historic estimate as a NI 43-101-defined resource or a reserve verified by a qualified person. Until such time as the Company is able to verify and classify this historic resource according to CIM standards, it should not be relied upon.

6.2.2   *Alta Gold Estimate*

In 1995, Alta Gold performed a historic in-house polygonal resource calculation for the mineralization in Section 18 (Area 1). A "geologic reserve" (sic) of 2.90 million tons grading 0.032 opt Au (about 92,700 oz gold) at a 0.015 opt gold cutoff was estimated (Almberg, 1995). Model parameters from Almberg (1995) for the estimate were as follows:

1) Inverse distance to the cubic power
2) Search distances =140x, 140y, 9.5%
3) Model blocks assigned oxide codes from composites based on a polygonal methodology
4) Ore density = 12.5 cubic.feet/ton

A floating-cone "dipper pit" analysis at $400/ oz gold, using leach recoveries varying from 65% to 75% indicated mining recovery ranging from 27,000 oz gold (65% recovery) to nearly 40,900 oz gold (75% gold recovery). Economic parameters used in the floating cone algorithm are as follows (Almberg, 1995):

1) Mine cutoff = 0.016 opt
2) Mining cost = $0.65/ton
3) Total operating cost = $5.12/ton ore
4) Heap-leach recovery of 65%-75%
5) Gold price = $400/oz.

This historic estimate was made prior to implementation of National Instrument 43-101 and has not been redefined to conform to CIM-approved standards as defined by NI 43-101. The resource estimate has been obtained by a source (Alta Gold) believed to be reliable, and is relevant. The Company is not treating this historic estimate as a NI 43-101-defined resource or reserve verified by a qualified person. Until such time as the Company is able to verify and classify this historic resource according to CIM standards, it should not be relied upon.

6.3   Mineral Processing and Metallurgical Testing.

The Nerco-Alta Gold Joint Venture conducted cyanide-shake leach tests on drill cuttings in 1990 to assess the amenability of the ore to heap leaching. Little information is available regarding this work, including who conducted the tests. The results compared fire assays to shake leach tests. According to Cunningham (1993), each test represented a 1.5 meter interval of –200 mesh pulverized drill cuttings. These cuttings were collected from 27 drill holes, of which 26 holes were in Area 1 and one was in Section 13, all of which are off White Knight's claims. Most of the samples were not sufficiently mineralized to be useful. Only 93 of the 436 samples had assay values greater than 0.015 opt gold. Recovery on these samples averaged 59.6%, which is in the range of typical heap-leach recoveries for Carlin-type deposits. The historic average for Newmont Mining's heap-leach operations is 50%-70% (Rota, 1997).

In late 1992, Uranerz contracted McClelland Laboratories, Inc. (McClelland) of Sparks, Nevada to conduct bottle-roll leach tests on 17 samples composited from coarse reject material from 12 reverse-circulation drill holes located in Areas 1 and 2. Eleven intervals were visually identified as oxidized, five were unoxidized, and one was mixed oxide-sulfide (McClelland, 1993). The tests were performed on unpulped coarse rejects to simulate heap-leach conditions. Recoveries from oxidized rock varied from very low (0 to 37%) in six samples to acceptable (54% to 71%) in five samples. Gold recoveries from unoxidized material were zero (McPartland, 1993)).

Some of the more carbonaceous samples showed preg-robbing characteristics in bottle-roll tests. Preg-robbing tests were performed by McClelland on three samples selected as being potentially preg-robbing due to poor bottle-roll test results (McPartland, 1993). Gold-bearing solutions were applied to the samples, which effectively and rapidly absorbed the gold from the solutions.

McClelland is a recognized and reputable testing laboratory and their tests are considered reliable. The bench cyanide leach testing produced results ranging from favorable recoveries amenable to heap-leach gold extraction in some of the oxide ore samples to less than favorable heap-leaching recoveries. More metallurgical testing would be necessary to conclusively categorize the ores. The low cyanide-leach recoveries and the preg-robbing characteristic of some of the ore suggests that some of the ore would need to be processed by methods other than heap leaching, such as roasting, which has been successful for similar ores at Goldstrike (Barrick, 2005) and West Leeville (Jackson et al., 2002) on the Carlin Trend.

7.0 GEOLOGICAL SETTING – NORTH-CENTRAL NEVADA

7.1   Regional Stratigraphy and Structure

The Slaven Canyon property lies within the Battle Mountain – Eureka mineral belt, which is a northwest-trending alignment of mineral deposits; intrusive stocks and dikes; and windows of lower-plate carbonate rocks (Roberts, 1960). The property is situated along the western flank of the northern Shoshone Range (Figure 2).

The northern Shoshone Range and other ranges in north-central Nevada consist primarily of Middle Cambrian to Permian, sedimentary and mafic volcanic rocks. Eocene to Pliocene felsic to mafic volcanic rocks and minor sediments have been deposited over these older rocks. Later in the Cenozoic, during the formation of the Basin and Range Province, mountain ranges with intermontane basins became the main geomorphic feature. During this time, the basins were filled with sediments derived from the adjacent mountain ranges.

During Early to Middle Paleozoic time, Nevada lay along the western margin of the North American continent. Eastern Nevada was located on a broad continental shelf upon which a thick sequence of shallow-water carbonate rocks was deposited. In western Nevada, siliceous rocks (chert, shale, and siltstone) were deposited in a deep ocean basin. Between the shelf and deep ocean basin, a westward-thickening wedge of mixed carbonate/siliceous material was deposited along the continental slope. The Slaven Canyon area lies along the former position of the continental slope (Figure 7).

During the Antler orogeny in Late Devonian to Early Mississippian time, deep-water siliceous rocks were thrust eastward along the Roberts Mountains thrust fault and were emplaced as a thick allochthon (Roberts Mountains allochthon) over shelf and slope carbonate deposits. Principal units of the allochthon include the Ordovician Valmy Formation, the Silurian Elder Sandstone, and the Devonian Slaven Chert. The stacking order of imbricate thrust plates in the Roberts Mountains allochthon is older over younger. Regionally, the younger formations within the upper plate were thrust further east earlier than the older formations. This has resulted in a reversal in stacking order of the units in the upper plate. Thus the tectono-stratigraphic sequence is Ordovician Valmy Formation over Silurian Elder Sandstone over Devonian Slaven Chert.

During the Late Paleozoic, deep-water sediments (Havallah sequence) similar to those of the Roberts Mountains allochthon were deposited in another rift basin to the west. These rocks were subsequently folded and thrust eastward over the Late Paleozoic Antler sequence along the Golconda thrust, as part of the Golconda allochthon. Rocks included in the Havallah sequence consist of chert, argillite, siltstone, sandstone, minor conglomerate, alkalic basalt, and minor volcanogenic chert. The Antler sequence (overlap assemblage) contains conglomerates, sandstones, and carbonate rocks that were deposited over the Roberts Mountains allochthon units during the early part of the Late Paleozoic.

The northern Shoshone Range is underlain by a thick sequence of siliciclastic Paleozoic sediments found in the upper plate of the Roberts Mountains thrust fault. These units are highly folded and disrupted by high-angle faults and imbricate thrust slices. No lower-plate carbonate rocks are exposed in the northern Shoshone Range, but lower-plate units are projected to lie beneath the area at an unknown depth.

Both the Roberts Mountains and Golconda thrusts strike approximately northeast, parallel to the continental margin. However, during the Middle Jurassic, both the thrusts and their Paleozoic allochthons (their subjacent autochthonous rocks), together with Early Triassic to Middle Jurassic rocks were folded into map-scale folds known as the Cortez-Shoshone fold belt (Madrid and Bagby, 1985). These fold axes trend to the northwest, plunge mostly to the northwest, and have axial planes that generally dip to the west (Madrid, 1987).

Along the east side of Slaven Canyon, Paleozoic sedimentary rocks are overlain by an east-dipping questa of 17-to-6 Ma basalt to basaltic andesite lava flows, with minor silicic tuffs and lavas. The 17 Ma age in Nevada marks the start of widespread eruption of mafic lava (mostly basalt) and bimodal assemblages of rhyolite and basalt. The basalts capping the ridges east of Slaven Canyon were derived from the Northern Nevada Rift. This N20W-trending zone of fracturing is well-documented by a pronounced NNW-trending aeromagnetic high, produced by a series of north-northwest aligned basalt dikes and flows. The rift has been traced for more than 483 kilometers from the Nevada/Oregon state line to south of Eureka, Nevada (Figure 2). The Slaven Canyon area borders this major tectonic linear, which is an important control on the distribution of mid-Miocene volcanic rocks and epithermal gold deposits in north-central Nevada. The rift structure is believed to post-date most of the Carlin-type systems in Nevada.

Basin and range development began in the Miocene. The resulting north- and northeast-trending intermontane basins are filled with Miocene to Quaternary sediments.

Granodiorite to quartz monzonite plutons developed during the Late Jurassic, Late Cretaceous, and Early Tertiary. The younger plutons are more granitic to quartz monzonitic than the older more mafic Jurassic and Cretaceous plutons and stocks and are associated with greater amounts of metals (including copper, molybdenum, gold, and silver).


118°
117°
116°
42°
41°
40°
McDermitt
Buckskin-National
QUINN RIVER VALLEY
SANTA ROSA RANGE
OSGOOD MTS
SS
SNOWSTORM MTS
NNR
Midas
WCR
Ivanhoe
TUSCARORA MTS
INDEPENDENCE MTS
BULL RUN MTS
CARLIN TREND
CVIL
Winnemucca
SONOMA RANGE
GRASS VALLEY
EAST RANGE
SHEEP CREEK RANGE
RC
BOULDER VALLEY
Carlin
Battle Mountain
Dunphy
AR
Mule Cyn
MR
Fire Creek
BATTLE MTN
REESE RIVER VALLEY
SLAVEN CANYON PROJECT
PIÑON RANGE
BUENA VISTA VALLEY
STILLWATER RANGE
TOBIN RANGE
FISH CREEK MTS
SHOSHONE RANGE
CRESCENT VALLEY
CORTEZ MTS
Buckhorn
PINE VALLEY
SULPHUR SPRINGS RANGE
DIXIE VALLEY
TOIYABE RANGE
SIMPSON PARK MTS
ROBERTS MTS
DIAMOND VALLEY
CLAN ALPINE MTS
NEW PASS RANGE
KOBEH VALLEY
EXPLANATION
Alluvial and playa deposits
Volcanic rocks (<6 Ma)
Upper volcanic rocks (6-17 Ma)
Tuffaceous sedimentary rocks (6-17 Ma)
Sedimentary rocks (17-34 Ma)
Lower volcanic rocks (mostly 17-43 Ma)
Sedimentary, igneous, and metamorphic rocks (>43 Ma)
Quaternary faults
Epithermal gold-silver deposits and prospects
0 10 20 30 40 50 miles
0 20 40 60 80 kilometers
N
White Knight Resources Inc.
Slaven Canyon Project
Lander Co., Nevada
FIGURE 5
Regional Geologic Map
Dec. 2005
after John, Wallace, Ponce, Fleck and Conrad (2000)
43-101

7.2   Slaven Canyon Project Geology

7.2.1   Summary

The northern Shoshone Range is underlain by a thick sequence of allochthonous siliciclastic rocks which comprise the upper plate of the Roberts Mountains thrust. This regionally extensive thrust was emplaced during the Late Devonian-Early Mississippian Antler orogeny and is associated with an abundance of compressional tectonic features. Several lithologically distinct (lithostratigraphic) formations within this sequence crop out in the project area: the Ordovician Valmy Formation, the Silurian Elder Sandstone, and the Devonian Slaven Chert. Rocks of the Slaven Chert are the most abundant and probably comprise at least 80% or more of the pre-Tertiary rocks exposed in the region. Overlying the Slaven Chert are numerous isolated rock masses of indeterminate stratigraphic position, assigned by various workers to both the Ordovician Valmy Formation and the Silurian Elder Sandstone. These isolated outcrops appear to be erosional remnants of extensive thrust plates emplaced over the Slaven Chert during the Antler orogeny, but may also be part of the Slaven Chert.

7.2.2   Stratigraphy

7.2.2.1   Ordovician Valmy Formation

Previous geologic mapping in the Slaven Canyon area (Gilluly and Gates, 1965; Uranerz, 1993) assigned outcrops of massive quartzite that lie on Devonian Slaven Chert along the east side of Slaven Canyon to the Ordovician Valmy Formation. The quartzite is typically medium-grained, gray to tan-yellow in color, massive, strongly fractured and brecciated, and contains varying amounts of iron oxide and siliceous matrix cement. Most of the quartzite outcrops are intensely brecciated at the base (thrust-related) and are cut by high-angle faults of varying orientations. Lithologies in the Valmy Formation and Slaven Chert are nearly identical, making distinction of units difficult without supporting fossil evidence. Gilluly and Gates (1965) distinguished the Valmy Formation from the Slaven Chert based on the presence of quartzite (sandstone) lenses. However, similar quartzite is present throughout the Slaven Chert. Based on extensive fossil evidence, Madrid (1987) demonstrated that siliciclastic turbidites (orthoquartzitic and quartzose to subarkosic sandstone) are common in the Slaven Chert in the northern Shoshone Range and have often been incorrectly assigned to the Ordovician Valmy Formation. Due to the uncertain stratigraphic position of the quartzites in Slaven Canyon, the Ordovician Valmy Formation has been included with the Devonian Slaven Chert for the purpose of this report (Figure 6).

7.2.2.2   Silurian Elder Sandstone

Rocks believed to be correlative with the Elder Sandstone occur outside the project area, primarily in Section 35, T31N, R46E. These rocks appear to exist in thrust contact with the Slaven Chert. The sandstone is medium-grained, buff to tan-brown in color, and consists of rounded quartz grains in a carbonate-rich matrix cement. These sandstone masses, mapped as Elder Sandstone, are petrologically distinct from other non-calcareous clastic rocks (Valmy quartzite) that are present in thrust contact with the Slaven Chert.

7.2.2.3   Devonian Slaven Chert

Slaven Canyon is the type section for the Slaven Chert. The bulk of the Slaven Chert consists of thin-bedded chert with subordinate dark gray to tan carbonaceous shale and argillite partings, with thin interbeds of siliciclastic rocks. In general, outcrops of the Slaven Chert are poorly exposed and usually occur only intermittently on rounded hills and in drainages. The best exposures are found within old exploration trenches, road-cuts, prospect pits, and open-pit barite mines. The chert is generally a black or dark gray-black color, although green, gray-green, and reddish colored varieties occur in lesser amounts. It is commonly nodular, variably carbonaceous, and contains bedded barite deposits and pyrite. Local, relatively thin (<1 to 10 meters) interbeds of shale, siltstone, silty-sandstone, and fine-grained quartz sandstone occur within the chert-argillite section. The lower part of the formation contains submarine basalts (altered to greenstone), minor limestone, and local siliceous exhalites.

7.2.2.4   Tertiary Units

A series of east-dipping mid-Miocene basalt and basaltic andesite flows caps the high ridge to the east of Slaven Canyon (Figure 5). Tuffaceous sediments and minor Tertiary gravels locally underlie the basalt flows but are rarely exposed due to cover by basalt talus and slope-wash gravels.

A small north-trending dike-like body of Tertiary (?) granodiorite intrudes upper-plate rocks in Section 31, T30N, R47E, immediately south of White Knight's claims. The intrusive outcrop forms the northern limit of a complex of Tertiary granodiorite stocks and dikes centered on Granite Mountain, located 15 kilometers south of the Slaven Canyon property.

7.2.2.5   Quaternary

The drainage of Slaven Canyon is a fairly wide valley filled with thin alluvium. Extensive slope-wash colluvium derived from outcrops of quartzite and basalt obscures bedrock geology along the east side of Slaven Canyon. Thicker Quaternary basin-fill gravels occur in the northern part of the area.

7.2.2.6   Autochthonous (Eastern Carbonate) Assemblage

Rocks of the Eastern Carbonate Assemblage do not crop out in the Slaven Canyon area; nor have they been intersected in previous drilling. White Knight geologists believe that carbonate rocks in the lower plate of the Roberts Mountains thrust fault occur at depth on the Slaven Canyon property. The depth to the lower-plate rocks and the stratigraphic position of the units are unknown at this time.

7.2.3   Structure

Map-scale structures at Slaven Canyon are difficult to recognize due to the lack of marker beds and poor exposure of upper-plate rock units. Only the larger faults have been mapped with any accuracy. The broad area of low relief with few outcrops in the northern part of Slaven Canyon



EXPLANATION

Quaternary deposits: talus and slope wash on east side of Slaven Canyon, alluvium in valley bottoms, basin fill gravels west of range-front fault.

Basalt to basaltic andesite flows related to northern Nevada rift.

Tuffaceous sediments and gravels

Granodiorite

Slaven Chert: chert, siltstone, shale, quartzite in upper plate of Roberts Mtns. thrust; may locally include Ordovician Valmy Fm.

Anticline w/ plunge

Syncline

Fault   Dashed - Probable
         Dotted - Concealed
         Ball on down thrown side

Compiled from geologic mapping by Uranerz, air photo mapping by Intrasearch, Geologic Map of Lander Co.

600 meters
2000 feet

N

White Knight Resources Inc.

Slaven Canyon Project
Lander Co., Nevada

FIGURE 6
Geology Map

Dec. 2005 | from WKR compilation | 43-101

is unusual for the Slaven Chert, which is normally a resistant unit that forms good exposures (Gilluly and Gates, 1965). Prospect pits and road cuts in the low relief areas expose highly fractured and faulted rocks, suggesting that the low relief and lack of outcrop is due to intense structural deformation and/or alteration.

Mapped faults at Slaven Canyon fall into three dominant sets: 1) north- to north-northwest-trending normal faults parallel to the Northern Nevada Rift; 2) northwest-trending normal faults parallel to the Battle Mountain-Eureka mineral belt; and 3) northeast-trending faults crosscutting the Slaven Chert and offsetting basaltic rocks of the Rift. Madrid (1987) mapped a number of nearly east-west faults to the west of Slaven Canyon. This set of faults has not been mapped in the project area, but may be present in covered localities. Thrust faults of varying offset are common in the Slaven Chert but, in general, are not mappable due to the poor exposure of the unit.

A series of major northeast-trending faults cuts the Slaven Chert and offsets the Miocene basalts in the southern part of Section 18, downdropping the basalt about 244 meters on the north. A series of smaller, subparallel NE-trending faults cuts the Slaven Chert in Sections 18 and 19 (Figure 5). Uranerz personnel mapped a number of discontinuous N-S-to NNW-trending fault strands cutting the Slaven Chert.

Robertshaw (1993) interpreted the Dighem helicopter aeromagnetic survey, conducted for Nerco and suggested that the broad magnetic high located in the north-central part of the survey appears to represent a broad stock or pluton at a moderate depth. He also noted that, alternatively, the magnetic signature could be generated by a highly magnetic, compact body at greater depth. This might reflect a system of basic feeder dikes below the presently exposed basalt flows. Cleveland (1994) suggested that the magnetic signature could be caused by a large N10W-trending fault zone that extends for several kilometers, passing just east of the bottom of Slaven Canyon.

Madrid (1987) mapped a large amplitude, north-northwest-trending anticline, the axis of which lies about one to three kilometers to the west of the drainage of Slaven Canyon. When viewed from the north end of the Shoshone Range, and on aerial photographs, this antiform is readily apparent in the dip reversal in upper-plate lithologies. Several smaller-scale northwest-trending anticlines and synclines occur in the northern part of the project area (Figure 5).

8.0 GOLD EXPLORATION TARGETS

White Knight's exploration at Slaven Canyon targets Carlin-type gold deposits that falls into two categories: 1) shallow deposits hosted in the upper plate Slaven Chert, 2) deep Carlin-type deposits hosted in lower-plate carbonate rocks beneath the Roberts Mountains thrust. Sediment-hosted, Carlin-type gold deposits comprise a spectrum of deposit styles ranging from tabular, stratigraphically controlled deposits ("classic" Carlin-type) to purely structurally controlled deposits (Teal and Jackson, 2002). Host-rock lithology is an important control on the mineralization style. Classic tabular Carlin-type deposits occur in chemically reactive lower-plate carbonates, whereas more structurally controlled deposits tend to occur in less reactive siliciclastic rocks, such as those of the upper plate. Many upper-plate gold deposits are small pods (30,000-100,000 oz gold). However, recent exploration has discovered large resources in upper-plate rocks (Tonkin Springs: 1.27 million oz resource [Gowans and Noble, 2004] and/or similar lithologic units, e.g., quartzite at Marigold: 1.49 million oz resource (Glamis, 2005). Mineralization in these deposits occurs in both high-angle and low-angle (thrust fault) structures. Brittle, chemically nonreactive rocks, such as quartzite, can preferentially host tabular bodies of gold mineralization where the rock has been shattered. Structurally controlled deposits in non-carbonate rocks often occur above carbonate-hosted Carlin–type deposits. Despite different host rocks and deposit morphologies, the two deposit types share many diagnostic characteristics including: 1) submicroscopic gold, 2) relatively high gold:silver, 3) lack of coarse megascopic quartz veining, 4) association with anomalous arsenic-antimony-mercury, and 5) low base-metals concentrations.

8.1   Shallow Upper-Plate Deposit Targets

Exposed rocks at Slaven Canyon are assigned to the upper-plate Slaven Chert, Valmy Formation, and Elder Formation, consisting of siltstone to sandstone, chert, and quartzite, with minor calcareous siltstone to silty limestone horizons and submarine mafic volcanics (greenstones.). For the purpose of this section, the Elder and Valmy formations are combined with the Slaven Chert as upper-plate siliceous rocks.

Most of the shallow gold mineralization at Slaven Canyon occurs as structurally controlled bodies within upper-plate siliciclastic rocks. It is uncertain to what degree favorable lithology plays a role in tabular mineralized zones at Slaven Canyon. However, the upper plate is known to contain calcareous siltstones to sandstones and carbonaceous units in addition to siliciclastic rocks. The significance of these rocks in the upper plate is that calcareous siltstones are commonly more receptive hosts to disseminated gold mineralization (see discussion below of Carlin-type deposits) than rocks of the more common siliceous assemblage of the Slaven Chert. Intercepts of low-grade gold-mineralized calcareous siltstones have been recognized in Section 19 and in two White Knight drill holes north of Area 1. Tabular stratigraphically controlled Carlin-type deposits may exist at shallow depths within the upper plate at Slaven Canyon.

Shallow upper-plate gold mineralization is the Company's second priority exploration target but remains important both in terms of potential resources and in understanding where to focus deep exploration drilling.

8.2   Deep Carlin-Type Deposits

The model for "classic" stratigraphically controlled Carlin-type gold deposits (Carlin, West Leeville, Betze) includes the presence of chemically receptive dirty carbonate rocks, as well as structural preparation (high angle feeder structures, folds) into which, when appropriate temperature and pressure conditions are encountered, the gold is precipitated from the solution into the rock. Pathfinder elements such as arsenic, antimony, mercury and barium occur with the gold but have also been observed to form a broad halo around the gold mineralization. Gold is deposited as micron-sized particles in decalcified carbonate sediments. In addition to the presence of pathfinder elements and associated minerals and decalcification (depletion of calcite), other rock alteration characteristics include the formation of jasperoids (silicification) and remobilization (local enrichment and depletion/bleaching) of carbon and remobilization/deposition of calcite.

Carlin-type deposits in receptive lower-plate calcareous rocks tend to be larger (multi-million ounce) tabular bodies with high-grade structural cores or feeder zones than those deposits hosted in upper-plate siliceous rocks. The primary exploration target at Slaven Canyon is Carlin-type gold mineralization hosted in favorable transitional carbonate units in the lower plate of the Roberts Mountains thrust.

No lower-plate carbonate rocks are exposed in the northern Shoshone Range, including the Slaven Canyon property. The nearest lower-plate rocks occur in the Gold Acres window about 14 miles to the south. However, there are multiple lines of evidence to suggest the presence of favorable lower-plate rocks at reasonable depth in the Slaven Canyon area. The depth to the lower-plate rocks, and the stratigraphic position of the units are unknown at this time (Cuffney, 2003).

8.2.1   *Favorable Location for Transitional Facies*

Discovery of lower-plate rocks beneath the Roberts Mountains thrust does not in itself constitute a favorable setting for Carlin-type gold deposits. The proper facies of carbonate rocks must be present. Paleozoic carbonate units deposited east of the shelf/slope break are typically massive dolomites (e.g., Lone Mountain Dolomite) or thick-bedded limestones, which are poor hosts for Carlin-style gold mineralization. To the west of the carbonate shelf, these thick-bedded carbonates undergo a facies change to transitional dirty carbonates (e.g., Roberts Mountains Formation), which are excellent gold hosts. Slaven Canyon lies west of the lower Paleozoic continental shelf, within and near the axis of the depositional basin of the laminated member of the Roberts Mountains Formation during Siluro-Devonian time (Figure 7). Thus the lower-plate rocks at depth should include receptive slope facies rocks (Cuffney, 2003).

8.2.2   *Estimated Depth to Lower Plate*

White Knight geologists have studied the regional stratigraphic and structural setting in order to estimate the depth to lower plate in the Slaven Canyon area. The following discussion is summarized from Cuffney (2003). A variety of indirect methods can be used to establish a relatively shallow depth to the lower plate in the Slaven Canyon area. Tectono-stratigraphic studies by Madrid (1987) in the northern Shoshone Range, by Finney and Perry (1991) in the Roberts Mountains, and by Barrick Gold in the northern Carlin Trend (Dobak et al., 2002) show that Devonian rocks such as the Slaven Chert typically lie at or near the base of the allochthon. In accordance with this stacking, the amount of transport of upper-plate units along imbricate thrusts in the Roberts Mountains allochthon increases upward within the allochthon. The uppermost thrust nappes are postulated to have been thrust more than 80 miles eastward, whereas the lowest thrust sheets were displaced significantly less. The strong north-south alignment of synsedimentary barite deposits in the Slaven Chert in the northern Shoshone Range suggests little disruption of the internal stratigraphy of the Slaven basin during thrusting. This relationship supports the position of the Slaven Chert within one of the lowest, least transported nappes of the allochthon. Furthermore, Ettner (1989) demonstrated that Devonian deep-water siliceous rocks (Rodeo Creek Unit) lie conformably upon lower-plate slope deposits in the Carlin Trend. This transgressive facies relationship is due to basin subsidence during the Devonian. The Devonian subsidence was likely a regional event affecting the basin in the northern Shoshone Range as well as the Carlin area. Thus, the Slaven Chert at Slaven Canyon may lie only a short vertical distance above lower-plate rocks.

Madrid (1987) estimated a thickness of about 900 meters for the Slaven Chert, based on a nearly complete section exposed several miles to the west of Slaven Canyon. Only a partial section of the formation exists at Slaven Canyon, so the thickness may be significantly less in the project area. White Knight's land position at Slaven Canyon lies a short distance east of the axis of a large-scale antiform in upper-plate rocks mapped by Madrid (1987). If this flexure extends into the lower plate, then the favorable lower-plate carbonates may be elevated along the axis and flank of the anticline. The NNW-trending system of faults within and east of the drainage of Slaven Canyon may be related to a horst at depth, which could elevate the lower plate. According to Madrid (oral discussion with Mr. Jefferson, May 2005), the greenstone assemblage, including an exhalative chert horizon in Section 1, is indicative of lower Slaven Chert. Thus, the lower contact of the Slaven Chert (Roberts Mountains thrust fault and lower plate) may be within approximately 250 meters of the surface. It must be cautioned, however, that even if this horizon is correctly placed within the Slaven Chert section, multiple imbricated thrust sheets may have significantly lengthened (or shortened) the vertical distance to the lower plate.

As of the date of report preparation, one deep vertical drill hole (SL-21), collared in Section 24 (Figure 10) has been completed to a total depth of 789 meters utilizing core drilling methods. The hole drilled through several stacked thrust sheets of upper-plate siliciclastic (chert, siltstone, quartzite) rocks separated by mylonitic thrust zones to a depth of 750 meters. From 750 meters to 785 meteres depth the hole encountered sheared and brecciated calcareous mudstones, and micritic limestone beds, similar to limestone units of the lower plate. However, the hole terminated in a few meters of chert and quartzite (from 785 meters to the final depth of 789 meters). The carbonate interval and the underlying interval of chert and quartzite lie within a major fault zone. This structural zone is interpreted as the sole of the Roberts Mountains thrust, within which a thin thrust slice of upper-plate lithologies has been tectonically mixed with the uppermost lower-plate carbonate rocks.

There has been no other deep drilling in the Slaven Canyon area or nearby, so no other direct data on depth to the lower plate are available. The second deepest hole in the area, east of Area 1, ended in upper-plate rocks at approximately 225 meters vertical depth, which sets a minimum depth to the lower plate, at least on the east side of the property

8.3   Significance of Upper-Plate Gold Mineralization

In addition to having a favorable geologic and topographic setting for the presence of favorable lower-plate rocks at depth, the Slaven Canyon area has indications of a strong Carlin-type gold system. The nature of gold mineralization at Slaven Canyon is typical of upper-plate gold occurrences above or adjacent to Carlin-type gold deposits. In contrast to the polymetallic quartz vein occurrences in the nearby Hilltop and Lewis districts, the Slaven Canyon mineralization lacks megascopic quartz veining and is characterized by a Carlin-style alteration suite of



Dolomite province

Laminated limestone province

Chert and shale province

Feldspathic sandstone province

Data point used to plot isopachs and (or) determine boundaries of facies

Isopachs. *Dashed where inferred; thickness in thousands of feet*

White Knight Resources Inc.

Slaven Canyon Project
Lander Co., Nevada

FIGURE 7
Distribution of Silurian Facies in Nevada

| Dec. 2005 | after Stewart (1980) | 43-101 |

argillization, pervasive silicification, and decalcification of originally calcareous rocks. The Slaven Canyon mineralization has low base-metal content and a trace-element association of mercury and arsenic, typical of Carlin-type systems.

9.0 MINERALIZATION

9.1 Description of Mineralization

Gold mineralization discovered to date at Slaven Canyon is strongly structurally controlled and hosted within the Slaven Chert. Oxidized mineralized rock occurs as highly fractured/brecciated to micro-brecciated quartzites, cherts and siltstones displaying strong limonite and hematite staining with varying degrees of argillization and bleaching. Some mineralized material is nearly gossanous, suggesting a high initial sulfide content. No large quartz veins have been noted, but hairline quartz and barite veinlets are locally associated with the mineralization along with local calcite and dolomite veinlets. Drusy quartz crystals are present in gold-mineralized quartzites in Section 19. Gold-mineralized calcareous siltstones displaying argillization and incipient sanding (de-calcification) have been discovered in Section 1.

Drill cuttings of unoxidized gold mineralization in quartzites, cherts, siltstones, and calcareous siltstones are commonly dark gray to black, with varying amounts of carbonaceous material and pyrite. Based on petrographic relationships, the authors believe that pyrite clots and veinlets formed from syngenetic/diagenetic processes (pre-gold mineralization) as well as contemporaneously with the gold mineralizing event. Due to the ubiquitous black color of unoxidized rock and the small size of drill cuttings, alteration textures and mineralization are difficult to discern in the unoxidized mineralized rock. Often, mineralized zones were not recognized during field logging. In some gold-mineralized intervals, a distinct increase in pyrite content was noted in drill cuttings. Baum (1993) studied two samples of unoxidized ore and concluded that the ore "contains submicroscopic gold mineralization associated with the iron sulfides" (i.e., "ultrafine spheroidal pyrite/marcasite") and was also associated with elevated barium and "ultrafine to fine carbonaceous matter". This type of mineralization is typical of unoxidized mineralization in Carlin-type gold deposits and contrasts sharply with other polymetallic epithermal gold mineralization in the Battle Mountain-Eureka mineral belt.

Gold in rocks at Slaven Canyon is accompanied by minor silver and an epithermal suite of trace elements. Strongly anomalous mercury (several ppm) correlates best with gold mineralization. Arsenic is also anomalous (100-1000 ppm), but antimony is generally low (<10 ppm). Base metals are locally elevated in the Slaven Canyon area (zinc to 2037 ppm, copper to 381 ppm, molybdenum to 130 ppm), but the anomalies do not correlate with gold mineralization and may be related a separate mineralization event.

9.2 Distribution of Mineralization

Gold mineralization is widespread in the upper-plate rocks at Slaven Canyon. Rock-chip sampling by White Knight and rock-chip and soil sampling by previous companies has delineated a belt of anomalous gold mineralization extending at least eight kilometers in a north-

south direction, with an erratic width, locally exceeding 1.5 kilometers. Soil anomalies are discontinuous partly due to incomplete sample coverage and large areas of colluvial cover.
The most important areas of known mineralization on the property include:

Area 1: The non 43-101-compliant historic resource in Area 1 within Section 18 measures approximately 275 meters N-S by 900 meters E-W. Thickness of individual mineralized drill hole intercepts range from 3 to 20 meters. Mineralization within this area is strongly structurally controlled, occurring in both high-angle and low-angle (thrust fault) structures. Overall, the mineralization appears to be related to sub-horizontal thrusts. It is uncertain to what degree lithology plays a role in the tabular mineralized zones.

Area 2: Gold mineralization in Area 2 lies partially on land controlled by White Knight (the northwest corner of Section 18). Outcrop exposure here is very poor. Gold mineralization is tabular and sub-horizonal, suggestive of control by thrust faults or possibly by lithology, preferentially hosted within brittle brecciated chert.

Section 1: In Section 1, silicified and decalcified calcareous siltstones are present within a small drainage bounded by high-angle NNW-bearing structures. Rock chip samples have returned assays ranging from below detection to 17.87 ppm gold.

Section 19: In the southern part of the property, three areas of outcropping gold mineralization (Bucks Point, Berman and One Horn Creek) have been delineated in Section 19. Here, drilled gold mineralization appears to also be tabular and sub-horizontal. Mineralization is hosted in calcareous quartzites. Continuous rock chip samples from a recent drill-road cut on the southern portion of the project (Section 19, One Horn Creek) returned 52 meters grading 1.06 g/t gold, including 7.6 meters at 3.8 g/t gold. True width for this mineralization is unknown and additional surface work will be required to establish the true width. The lithology hosting the mineralization within the road cut is predominately a brecciated quartzite. Silica and calcite veinlets were noted.

9.3   Petrographic Studies

A petrographic study on drill cuttings from holes SL-1 and SL-5 was completed by Dr. William X. Chavez, Jr. (2004) in order to better understand lithologies and alteration paragenesis. Dr. Chavez's description of the samples is as follows:

Alteration of thin-bedded clastic rocks, (siliceous mudstones or very fine shales) includes early silicification, (including hairline-scale quartz+chalcedonic silica), followed by multiple-generation carbonate veining. Two veinlet types are noted; an early, fine-grained to mosaic chalcedonic barren silica and a late, coarse, breccia-related quartz that forms patches and veins .
Sulfides are comprised of anisotropic pyrite and marcasite. Pyrite may comprise two distinct generations: disseminated and some discontinuous stringer-style grains appear to be of diagenetic origin, with hairline-veinlet and patch pyrite introduced during alteration-mineralization.

In summary, the paragenesis of alteration minerals appears to be as follows: early diagenetic marcasite (pyrite?) > quartz (including fine quartz to chalcedonic silica) > carbonate + scant quartz > pyrite stringer structures > late carbonate.

Dr. Lawrence T. Larson (2005) was contracted to complete a petrographic study of polished thin sections of gold-mineralized cuttings from drill holes SL-5 and SL–6. Thin sections were studied in both transmitted and reflected light using a Leitz orthoplan polarizing microscope and x-y traversing stage. Each section was scanned on 1 mm or less increments at magnifications ranging from 50X to 200X. Photographs were taken of each slide. Dr. Larson's comments are as follows:

➢ All samples have the same basic lithologies – mudstone/claystone, vein and replacement quartz, chalcedonic quartz, chert, and dolomite.
➢ In all samples, the only carbonate present is dolomite, and, in general, it occurs as veinlets and replacements.
➢ Every sample has chips showing that carbon has been remobilized and emplaced, often with pyrite, as a breccia cement or as a minor constituent of quartz veinlets.

Breccia, including multiple-stage breccia, is common in all of the mineralized samples studied. Multiple-stage veining is common in all samples. Two and even three stages of quartz veinlets occur. In general, quartz veining precedes dolomite veining, but exceptions exist.

One microscopically visible grain of gold was observed in chips from the gold-mineralized zone in SL-5 (310'-315'). Here the gold is hosted by a veinlet of quartz.

Sphalerite, chalcopyrite, and tetrahedrite (and possibly galena) were tentatively identified in the SL-5 samples, but in very minor amounts.

10.0   EXPLORATION

10.1   Rock-Chip Sampling

White Knight conducted rock-chip sampling programs in 2002, 2004, and 2005. In total, 404 rock-chip samples were collected and analyzed for gold plus trace elements. The geochemical data indicate elevated gold, arsenic, and mercury occurring over a wide area, with scattered zinc and copper anomalies. The anomalous gold-mineralized areas are noted in Figure 8.

In June of 2002, White Knight contracted Kennedy Consulting of Cranbrook, British Columbia to collect rock-chip samples across the Slaven Canyon project area. The crew collected a total of 203 samples on the Company's current property position. Gold values ranged from below detection to 17.1 ppm, with 7 samples containing over 1.0 ppm. Minor silver and an epithermal suite of trace elements accompany gold in rocks. Strongly elevated mercury (> 1.0 to 2.69 ppm) correlates best with the gold mineralization in rock-chip samples. Arsenic concentrations range from below detection to a high of 300 ppm. Antimony values are generally low (<10 ppm). Base metals are generally low, but are locally elevated with zinc values to 1,602 ppm, copper to

381 ppm, and molybdenum to 71 ppm. The elevated base-metal concentrations do not correlate with elevated gold mineralization and thus may be related to a separate mineralizing event.

In the summer of 2004, an additional 60 rock-chip samples were collected and analyzed for gold plus 30-element ICP. Gold values ranged from below detection to a high of 62 ppb.

In 2005, a total of 117 rock chip samples was collected and analyzed for gold plus silver by fire assay-atomic absorption, and arsenic, antimony, mercury, barium, copper, lead and zinc by atomic absorption. Continuous rock-chip samples from a new drill-road cut on the southern portion of the project (Section 19) returned 52 meters grading 1.06 ppm gold, including 7.6 meters at 3.8 ppm gold. True width for this mineralization is unknown.

10.2   Soil Sampling

A total of 341 soil samples was collected in Section 19 T30N, R47E in 2005. Gold values ranged from less than detection to 392 ppb, with 14 samples containing greater than 100 ppb.

10.3   Geophysical Programs

Aeromagnetic, gravity, and magnetotelluric (MT) geophysical data were collected in an attempt to map faults and to estimate depth to lower-plate limestone host rocks. Interpretation of these data, particularly the gravity and MT, combined with surface geology and geochemistry, led to drill site selection in the Phase I drilling program.

10.3.1 Aeromagnetic Survey

In 2004, White Knight obtained the Dighem IV airborne geophysical survey originally flown for Nerco Exploration Company in 1990 (Dighem, 1990). The survey included both aeromagnetic and resistivity data that were collected using a helicopter platform. Because of the high-frequencies and sensor design, the resistivity data only penetrated to 100 meters and was not useful for mapping subsurface resistivities to the necessary depths.

The aeromagnetic data effectively mapped magnetic features at Slaven Canyon. The strongest magnetic feature is the Miocene Northern Nevada Rift, which causes a strong magnetic high on the eastern portion of the project. A second feature is a subtle, narrow magnetic high that trends north-south through the middle of the project area, which Dighem interpreted as a deep intrusive. There is outcropping intrusive mapped in the southernmost portion of the project area (Figure 6). In addition to mapping these two magnetic features, the aeromagnetic data were useful for mapping important faults, particularly those covered by alluvium.

10.3.2 Gravity Survey

Data from total of 510 gravity stations were collected by contract geophysicist Tom Carpenter (Carpenter, 2004). Each station was occupied with a gravity meter and a differential Leica GPS system. Post-processing of the GPS data achieved accuracies of less than 10 centimeters in both vertical and horizontal position. Each gravity measurement was corrected for elevation above



sea level and terrain using three different crustal densities: 2.5 grams/cm^3, 2.6 grams/cm^3 and 2.7 grams/cm^3. For interpretation purposes, the 2.5 grams/cm^3 density was used most, as it has been found to be the most effective in the Nevada environment.

A north-south-trending gravity high occurs on the east-central portion of the property. The gravity high has a strong correlation with known gold in drill holes and/or rock-chip samples. On a regional scale, the north-south trend of the gravity high also coincides with a trend of gold occurrences that continue south for 20 kilometers to the Pipeline gold deposit. The gravity high is interpreted to represent a major fault zone that is located on the Paleozoic continental shelf edge (Rasmussen, 2004).

10.3.3 Magnetotelluric Survey

In 2004, White Knight contracted Quantec Consulting, Inc. of Reno, NV to collect data along five, 2.4-kilometer-long MT lines with the Titan-24 field system to map subsurface resistivities (Moraga, 2004). The MT lines have electrodes every 100 meters. Each station was located by hand-held GPS and is accurate to less than five meters in horizontal position. MT data were collected for the frequency range 8000 to 0.1 Hz. Subsurface resistivity structure is interpreted by sophisticated computer-modeling software. Typically, the frequency range employed above is enough to map apparent resistivities from surface to two kilometers depth.

Figure 9 is an example of one of the models from MT Line 4 compared to an extracted profile of gravity data for the same line. The lower plot is a two-dimensional resistivity model, which is one of the products of the MT survey (Moraga, 2004). When combined with gravity, an interpretation of both data sets produces a more accurate picture of the subsurface geology than if each were interpreted separately.

MT is an effective tool for mapping subsurface resistivity structure, while gravity maps density variations. In the northeast Nevada shelf, slope or platform terranes, limestones and dolomites of the lower plate are typically mapped as high-resistivity and high-density units, whereas all upper-plate rocks typically are lower resistivity and lower density layers.

Rasmussen (2004) has interpreted a strongly conductive (low-resistivity) layer in the Slaven Canyon MT data as correlating with lower-plate carbonate rocks at depth This MT response, the opposite of what is normal for lower-plate carbonates, is interpreted to be caused by abundant graphite and pyrite in the carbonate rocks (Rasmussen, 2004). Drilling by White Knight has verified the abundance of carbon and pyrite in upper-plate rocks. Based on the combined interpretation of gravity and MT data, the autochthonous lower-plate assemblage appears to lie closer to the surface on the western side of the north-south fault zone. Also, gold mineralization appears to favor the western, up-thrown side of the fault zone. Rasmussen (2004) interprets the gravity high to be caused by abundant silicification that flooded the fault zone during the gold mineralization event.



Line 4
Gravity and MT Model Section

Au Target

Proposed Drillhole

Upper Plate

Roberts Mtns Thrust?

Lower Plate

Horst

White Knight Resources Inc.

Slaven Canyon Project
Lander Co., Nevada

FIGURE 9

Gravity and MT Model Section

Slaven Canyon Project gravity profile and MT two-dimensional resistivity model. Interpreted geology is shown on the MT section.

Dec. 2005 | from Rasmussen (2004) | 43-101

11.0   DRILLING

To date, White Knight has drilled a total of 24 holes on the property. The Company drilled 11 reverse-circulation holes, totaling 1809 meters in 2004. Drill-hole depths ranged from 80 meters to 244 meters, with target depths projected to be from 183 meters to 244 meters. Drilling in 2004 was performed by Diversified Drilling of Missoula, MT using a track-mounted MPD-1500 drill rig and a buggy-mounted Drill Systems W-750 drill. Dynatech Drilling of Salt Lake City, Utah drilled one hole (SL-3) using a DR-20 mud-rotary drill rig. An additional 13 holes (2502 meters) have been drilled in 2005. Harris and Associates Exploration of Escondido, CA conducted most of the drilling using a Canterra-type reverse-circulation drill rig. Lang Drilling of Salt Lake City, UT drilled two holes using a large LM-140 reverse-circulation rig. Longyear Drilling of Salt Lake City, UT completed one deep core tail (SL-21). Both vertical and angle holes were drilled.

Drilling by reverse-circulation methods has been hampered by extremely broken and caving ground. Only one drill hole in the 2004 program reached its target depth. Three attempts at deep tests to the lower plate were made in 2004 and 2005 (SL-3, SL-20, SL-21); all other holes were designed to test shallow structural targets in the upper plate. Hole SL-3 was drilled in 2004 using a large mud-rotary drill rig. The hole was lost at 162 meters due to driller error. Hole SL-20 was drilled in 2005 using a large LM-140 reverse-circulation drill rig. The hole was lost at 177 meters due to caving conditions. Hole SL-21 was pre-collared with the LM-140 drill to a depth of 238 meters by reverse-circulation methods, then deepened with core to a depth of 789 meters.

Results of White Knight drilling are found below in Table 4. Figure 10 shows the location of drilled mineralization.

TABLE 4. SIGNIFICANT WHITE KNIGHT DRILL INTERCEPTS				
(>3 meters @ >0.010 opt gold)				
White Knight 2004 Drilling				
Company	*Hole #*	*Interval (m)*	*Thickness (m)*	*Grade (opt Au)*
White Knight	SL-5	94.5-102.1	6.1	0.074
White Knight	SL-6	43.0-46.0	3	0.032
White Knight	SL-10	50.3-54.86	4.6	0.033
White Knight	SL-11	134.1-141.7	7.6	0.011
White Knight 2005 Drilling				
Company	*Hole #*	*Interval (m)*	*Thickness (m)*	*Grade (opt Au)*
White Knight	SL-12	128.0-131.0	3.0	0.017
White Knight	SL-13	121.9-129.5	7.62	0.020
White Knight	SL-13	135.6-147.8	12.29	0.017
White Knight	SL-14	86.9-91.5	4.6	0.044
White Knight	SL-14	91.5-97.5	6.0	0.018
White Knight	SL-17	97.5-103.6	6.1	0.020
White Knight	SL-21	257.6-262.1	4.5	0.012
White Knight	SL-21	277.4-280.5	3.0	0.011
White Knight	SL-21	588.3-592.9	4.6	0.011
White Knight	SL-21	603.5-605.0	1.5	0.010

True thickness of gold-mineralized intercepts has not been determined at this time. Orientation of structures and stratigraphic units in relationship to orientation of drill holes is being studied. It must be assumed that drill intercepts of mineralization are at least somewhat oblique to the true strike and dip of mineralized structures or stratigraphic units. There were no other significant intercepts encountered in the drilling.

Drill holes SL-5, 6, 7,10,12,13, and 14 were drilled in Section 18, north and west of the historic resource in Area 1. The holes tested the colluvium-covered extension of the previously drilled gold mineralization. Six of the seven holes encountered significant gold mineralization (>3 meters grading 0.01 opt) in an area measuring 900 meters E-W by 400 meters north-south (Figure 10). The mineralization appears to be fairly continuous in plan view, but correlation of intercept elevations is not readily apparent. The mineralization is open to the north and the west.

In the mineralized interval of drill hole SL-5, the rock type is predominately a dolomitic siltstone to carbonaceous argillite with trace limonite and 5%-10% disseminated and fracture-controlled pyrite. The mineralized interval in hole SL-6 is carbonaceous argillite and interbedded chert, with dolomitic veins and small quartz veinlets and 5% disseminated pyrite. In hole SL-9, the lithology in the mineralized interval is an unoxidized fine-grained quartzite with trace limonite. The mineralized interval in SL-10 is interbedded grey chert and black carbonaceous siltstone with minor disseminated pyrite, unremarkable in comparison with surrounding rock. In hole SL-11, the mineralized interval is also described as interbedded grey chert and black carbonaceous siltstone with minor disseminated pyrite, unremarkable in comparison with surrounding rock, although minor quartz veining is described immediately below the mineralized interval.

The mineralized interval in hole SL-12 is composed of black argillite with minor interbedded chert, and is cut by quartz veinlets with some dolomite veinlets, and minor pyrite. In hole SL-13, the lithology is predominately black chert with lesser siliceous or silicified argillite – noted for its vuggy appearance. The rock is brecciated with quartz and calcite veinlets, minor to moderate pyrite. Hole SL-14 was lost in mineralized rock at 97.5 meters due to caving in a badly broken black argillaceous chert breccia. Lesser carbonaceous argillite is present. Alteration includes abundant quartz veinlets and quartz-healed breccia clasts.

Drill hole SL-17 intersected 6.1 meters of gold mineralization grading 0.02 opt at 97.5 meters in depth. This hole was angled at -60 degrees S35E, and targeted to intersect a major northeast-striking, northwest-dipping fault. The lithology of the mineralized zone in hole SL-17 is comprised of a calcareous argillite and siltstone with abundant calcite and minor silica veinlets and 1-3% disseminated pyrite. The lower portion of the interval is composed of a black organic-rich silica-cemented quartzite breccia and siliceous siltstone.

Drill hole SL-21 was drilled as a deep stratigraphic test to the lower plate. The hole was collared in Section 24, where MT data indicated a strong conductor at relatively shallow depth. Previous attempts at deep drilling failed due to holes caving in extremely fractured rock within major fault zones. The site of hole SL-21 was selected on the basis of the lack of a mapped structure, in an attempt to avoid the drilling problems associated with mineralized fault zones. Accordingly, the hole lies about two kilometers west of any known mineralization. The hole was drilled by reverse-circulation methods to a depth of 238 meters, then completed to a total depth of 789


522000 E
523000 E
524000 E
4481000 N
WKR property boundary
SL-11
SL-10
SL-12
SL-13
SL-14
SL-5
SL-6
4481000 N
Area 1
SL-21
4479000 N
SL-17
500 meters
1000 feet
N
historic drill mineralization
Au Grade-Thickness in Drill Holes
ounce-foot
0.5-0.2
0.2-0.1
<0.1
Slaven Canyon Project drill hole gold mineralization posted as grade-thickness
White Knight Resources Inc.
Slaven Canyon Project
Lander Co., Nevada
FIGURE 10
Mineralized Drill Holes (WKR)
Dec. 2005
T. Jefferson, 2005
43-101

meters utilizing core drilling methods. The hole remained in upper-plate siliciclastic (chert, siltstone, quartzite) rock for the first 750 meters, at which depth it encountered sheared and brecciated calcaceous mudstone and micritic limestone, similar to limestone units of the lower plate. However, the hole terminated in a few meters of chert and quartzite (from 785 meters to the final depth of 789 meters). This interval is interpreted as a thin thrust-slice of upper-plate lithologies tectonically mixed with the uppermost lower plate along the sole of the Roberts Mountains thrust.

Hole SL-21 encountered four mineralized intervals (Table 3), all within the core tail. The upper interval occurred in a carbonaceous argillite and quartzite breccia with abundant disseminated pyrite. The second interval is characterized as a rubble zone with quartzite clasts and clay-micaceous alteration. The third interval is also a breccia zone with sheared clasts of chert, quartzite, and argillite with very abundant carbonate veining. The lowest zone consists of chert breccia, grading to siltstone with low to moderate abundance of calcite veining and pyrite occurring as disseminations, fracture fillings, and slip-plane coatings.

Three holes were drilled in Section 1 in 2004. No mineralized intervals were encountered in these holes. However, none of the holes reached their projected targets due to drilling problems; and the target remains untested.

Based on review of drill logs and on the senior author's personal experience sitting drill rigs in the 2004 and 2005 programs, the reverse-circulation drill results are considered reliable with the possible exception of the mineralized interval in hole SL-14. Ground water was encountered in all holes, and water flow below a depth of 150 meters was usually in the range of 100 to 200 liters/minute. Most holes were lost due to severe caving near the bottom of the hole. Such high water flow and caving conditions can cause significant down-hole contamination. However, the mineralized intervals in holes SL-5, SL-6, SL-9, SL-10, SL-11, SL-12, SL-13, and SL-17 were encountered either above the water table or fairly high in the holes, within zones of relatively low water flow (<80 liters/minute). There was no visual evidence of down-hole contamination in the drill chips, and the assay results are believed to be both accurate and reliable. The mineralized intervals in hole SL-14 were encountered in a zone of high water flow (120 liters/minute) and caving conditions. The lower intercept (6.1 meters grading 0.018 opt gold) may represent contamination from the upper intercept of 4.6 meters grading 0.044 opt gold.

Core drilling is not subject to the contamination problems associated with wet reverse-circulation drilling. Samples for the mineralized intervals in core hole SL-21 are believed to accurately represent the mineralization with the possible exception of the 277.4-280.4 meter intercept. Here poor recovery (22%) and a core barrel mislatch resulted in a sample which may not be representative of the entire interval.

12.0   SAMPLING METHOD AND APPROACH

12.1   Rock-Chip Sampling

Rock-chip samples were collected and analyzed for gold plus trace elements (30-element ICP or a suite of silver, arsenic, antimony, mercury, barium, copper, lead and zinc). Rock-chip samples were collected from outcrops and float on White Knight's ground. Rock-chip sampling focused mainly on highly fractured, iron-stained, silicified, and brecciated rocks of the upper-plate Slaven Chert and Valmy Formation. Sample sizes were typically two to three kilograms. Rock chips were both selectively "high graded" in some samples, where the most altered or mineralized appearing rock was sampled, or more randomly collected (averaged) over an outcrop, and recorded as such in the sample descriptions. Additionally, rock exposures in new drill-road cuts in Section 19 were sampled during 2005 using continuous rock-chip sampling methods, in which rock is continuously chipped from the exposure, but the relative volume of rock chipped from each interval may vary depending on what size pieces of rock break free. Thus, the continuous rock chip sample method collects a less precise amount of rock from each section of the outcrop than the true channel sample method, but seeks to collect rock from all of the entire length of each sample interval, as opposed to select or random rock chip samples. Rock-chip and road-cut samples were collected by White Knight personnel and by contract geologists under the supervision of the project manager. Rock samples were bagged, sealed and shipped directly to American Assay Laboratories in Sparks, Nevada for sample preparation and analysis

12.2 Drill Samples

All drill crews on the project employed a dedicated sampler, who was responsible for collection of continuous samples of cuttings at a 1.5 meters (5 foot) interval. The uppermost parts of drill holes were drilled dry, and samples were passed through a cyclone and Gilson splitter to obtain a representative split of the cuttings. Most of the drilling was done under wet conditions, in which case the drill return was passed through a cyclone and wet rotary splitter to obtain a representative split weighing approximately five kilograms. During the 2004 drilling, no duplicate samples were collected. During the 2005 drilling, a duplicate sample was collected for every sample interval for assay checks. The splitter was set up to collect two samples from the splitter: one sample for assay and a duplicate sample ("A" series) for check assays (the second sample is obtained by the use of a "Y" splitter on the outlet of the wet rotary splitter or from the reject of the Gilson splitter when drilling dry)

The sample splitter was cleaned between sample intervals with compressed air (dry drilling) or water hose (wet drilling), and monitored by the rig geologist for correct operation and cleaning. The driller adjusted the splitter as needed to ensure that the samples did not "overflow" bags. Drill cuttings were collected from the reject side of splitter representative of the entire sample interval for use in the chip tray. Drill cuttings and core were logged on the project site by contract geologists under the supervision of White Knight's project manager. The rig geologist was present at the drill rig whenever drilling and sampling was occurring, but was not necessarily present during rig maintenance, moving or tripping of rods in and out of the drill hole. The rig geologist maintained a detailed geologic log of the drill hole on an appropriate logging form, noting lithology, alteration, veining, etc. Rig geologists were also responsible to note changes in drilling conditions such as caving ground and to estimate groundwater influx. More detailed follow-up logging techniques utilizing a binocular microscope were used when mineralized intervals were encountered.

Drill samples are believed to be of good quality and to be representative of drilled intervals. However, it should be noted that reverse-circulation drilling under wet conditions may wash out the finest fraction, biasing samples to the coarser fractions. Any such fraction bias in the Slaven Canyon drilling should not result in significant assay bias, since the finely disseminated nature of Carlin-type gold mineralization results in uniform mineralization across size fractions. Several holes encountered significant groundwater. Under these drilling conditions, hole caving and washing of cuttings by groundwater may have affected sample quality to an unknown degree. For additional information as to drill conditions for a particular hole the reader is referred to the discussion in Section 10 (Drilling).

13.0   SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1   Sample Shipping and Chain of Custody Procedures

Drill samples were stored and shipped in an organized manner in order to avoid mix-ups. Drill samples were stored at each drill site until dry enough to transport. Samples were occasionally moved to a pickup point for transfer to the laboratory. In this situation, the samples were inventoried and placed in fiberglass "rice" bags which were closed with zip ties. The samples contained in each rice bag were recorded on the outside of the rice bag. Any torn or broken bag was re-bagged and re-labeled. This was generally done by placing the torn bag inside a fresh labeled bag. Each bag was tied tight. Zip ties were used for bag closure in 2005 drilling. Samples were delivered by White Knight field geologists either directly to the sample preparation laboratories (American Assay Labs [AAL], ALS Chemex) in Sparks, Nevada, or AAL's field-prep facility in Elko, Nevada, or picked up in the field by AAL labs. The samples were under the custody of the drill crew, White Knight's geologists or the assay laboratory at all times. No evidence of tampering has been recognized with any of the samples stored and shipped to the analytical laboratories

13.2   Sample Preparation

From 2002 to mid-2004, gold and silver assays of rock samples were prepared for analysis by BSI at the company's Sparks, NV preparation facility. AAL became the primary assay lab in mid-2004, and has prepared all rock, soil, and drill samples since then, either at the company's prep-lab in Elko, Nevada or at the main facility in Sparks, Nevada.

Sample preparation at AAL, ALS Chemex, and BSI laboratories consisted of drying the sample (if necessary), crushing the sample in a jaw crusher and roll mill to -10 mesh, then passing the sample through a riffle splitter to obtain a representative 200 to 400 gram split. The split is then pulverized with a ring grinder so that 90% of the sample passes through -150 mesh. No employee, officer, director, or associate of White Knight was involved with sample preparation.

13.3   Analyses

Rock-chip samples were assayed at AAL, ALS Chemex, and BSI utilizing one-assay-ton (30 gram pulverized split) fire-assay methodology for gold and silver, completed with an atomic absorption finish. AAL utilized atomic absorption spectrometry for analysis of seven trace elements: arsenic, mercury, antimony, barium, lead, zinc and copper. BSI analyzed for associated elements by 30-element ICP analysis.

All drill samples were assayed for gold and silver (one-assay-ton [30g] fire assay with AA finish) at AAL and ALS Chemex. Pulps of drill samples were composited into six-meter (20 ft) intervals for analysis of trace elements (arsenic, mercury, antimony, barium, lead, zinc and copper) by atomic absorption spectrometry.

13.4   Quality Control and Security

White Knight employs a quality control program consisting of re-assay of reject samples, collection and analysis of duplicate samples through an umpire laboratory, and insertion of blank standards. One random sample in 20 (5% of samples) is re-assayed by AAL, the primary lab, from the coarse reject. Duplicate samples were not collected during the 2004 drilling program. For the 2005 drilling, duplicate samples were collected using a Gilson splitter for dry drilling and a Y splitter attached to the wet splitter for wet drilling. One random sample in 20 (5% of all drill samples) was submitted to the umpire lab, ALS Chemex in Sparks, Nevada for check assays of gold and silver. In addition, the duplicate samples of all significant gold intercepts, (greater than 500 ppb) were assayed at ALS Chemex. A coarse blank control sample was inserted at the start of every assay submittal. Analyses between AAL and ALS Chemex agreed to within 10% to 20% on all repeat assays.

Quality control and security procedures within the laboratories are under the guidance of local management. The laboratories perform regular repeat assays that represent about 5% to 10% of the total samples submitted, with more repeats on ore-grade assay results. AAL inserts two standards and one blank into every batch of 50 samples, providing 6% internal quality control. BSI, ALS Chemex, and AAL operate under ISO9002/ISO9001:2000 standards. ALS Chemex has been accredited to ISO 17025 since November 30, 2005. There is no reason to believe that any samples were tampered with or otherwise compromised at the laboratories.

13.5   Data Verification

The authors' evaluation of validity of the various interpretations is discussed in the appropriate sections of the report.

The authors have no knowledge of the quality control and verification procedures utilized by the exploration companies which have previously worked on the Slaven Canyon property. None of the previously collected rock chip or drill cuttings were available for re-logging or assay. The companies which operated previously at Slaven Canyon (Nerco, Alta, Uranerz) are reputable exploration companies; and the authors have no reason to question the accuracy and validity of the available data completed prior to White Knight's involvement.

In 2004 and 2005, Mr. Jefferson collected 20 rock chip samples, of which 10 were from previously sampled mineralized outcrops. A comparison of assays between previous samples and the samples personally collected by Mr. Jefferson is shown in Table 5 below. Seven of the repeat samples compared well with previous results. The other three (C-26, SLV-4, SLV-13) were significantly lower. The lower assay results are likely the result of sampling different material and/or different portions of the outcrops, as exact locations of previous samples were not always found. Assay variance may also be due to differences in sample size and sampling style /sample bias (high-grading of visual alteration vs. representative sampling).

Mr Jefferson also served as a rig geologist on several of the drill holes completed in 2004 and 2005, including mineralized holes SL-10, SL-11, SL-13, SL-14, and SL-17.

Table 5. Rock Chip Samples Collected in 2004 by T. Jefferson							
Sample	*Previous sample number **	*Previous Au (ppb)***	*Au (ppb)*	*Ag (ppm)*	*As (ppm)*	*Sb (ppm)*	*Hg (ppb)*
C-26	B-26	17,876	1095	0.18	302	6.53	2.88
C-27			256	0.314	230	4.26	2.11
C-28			28	0.032	129	5.37	0.808
C-29			394	0.527	1120	4.05	6.56
C-30			<3	<0.02	11.1	1.15	0.13
SLV-1	B-9	2877	3469	0.264	405	8.67	0.678
SLV-2	B-7	2260	1467	3.12	88.4	6.25	1.38
SLV-3	A-201	1017	1433	1.41	299	13.7	1.56
SLV-4	A-200	1361	82	0.453	28.8	5.6	0.64
SLV-5			2598	1.04	315	17.4	0.67
SLV-6			1144	1.07	198	16.3	1.1
SLV-7			315	0.499	283	11.2	0.789
SLV-8	B-22	1283	445	0.283	201	11	0.739
SLV-9			130	0.284	224	22.3	0.985
SLV-10	A-5	1781	1126	2.58	132	6.57	4.4
SLV-11	A-196	1992	1942	0.961	341	10.3	2.7
SLV-12			373	0.57	797	12	1.88
SLV-13	A-198	3288	93	0.226	166	8.89	0.446
SLV-14			229	0.353	208	9.85	1.6
SLV-15	A-199	976	964	0.233	141	11.8	1.78

*Sample number from approximate location of sample taken by White Knight in 2002
**Assay value for gold for sample taken by White Knight in 2002

14.0   MINERAL PROCESSING AND METALLURGICAL TESTING

White Knight has not performed any metallurgical test work. Previous metallurgical testing performed by others is discussed in Section 6.3.

15.0   MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

White Knight has not conducted any mineral resource or reserve estimates for the gold mineralization at Slaven Canyon. Non-43-101 compliant resources calculated by previous exploration companies on the present White Knight ground are discussed in Section 6.2.

16.0   INTERPRETATION AND CONCLUSIONS

The Slaven Canyon project is a mid-stage gold exploration project within the bounds of the Battle Mountain-Eureka mineral melt. It includes a historic non-43-101-compliant gold resource (92,700 oz gold [2,900,000 tons at 0.032 opt gold] delineated by Alta Gold in 1995 or about 70,000 oz gold [1,761,000 tons grading 0.040 opt gold] estimated by Uranerz in 1992). Gold mineralization discovered to date at Slaven Canyon is strongly structurally controlled and is hosted within upper-plate rocks.

The majority of upper-plate rocks are siliceous and, therefore, are not the most favorable host rocks for disseminated gold deposition. Mineralization in these rock types occurs in structurally prepared low-angle or high-angle zones (fault breccias). Lesser but undetermined amounts of calcareous siltstones to silty limestones occur as beds within the more siliceous rock assemblage. Gold mineralization of a more disseminated character has been found locally within these more calcareous rocks. Alteration of these more calcareous rocks is of similar nature to that found in Carlin- type sediment-hosted gold deposits, including decalcification, bleaching, partial dolomitization, and partial sanding. Relatively high gold:silver ratios, elevated trace elements (mercury, arsenic), and low base-metal values at Slaven Canyon also argue for a Carlin-type gold system.

Regional geologic relationships indicate the strong possiblility for favorable Carlin-type carbonate lithologies to exist in lower-plate rocks lying beneath the Roberts Mountains thrust faultt Slaven Canyon. Although the true depth to the lower plate has not been determined, geologic evidence suggests it may occur from 300 meters to 800 meters below the surface.

17.0   RECOMMENDATIONS

The presence of a favorable structural and regional setting (Battle Mountain-Eureka mineral belt), presence of strong rock alteration and gold mineralization in upper-plate lithologies, and the possiblility of Carlin-type carbonate lithologies lying at a mineable depth are sufficiently promising to warrant continued exploration on the Slaven Canyon property.

Future exploration efforts need to focus on surface mapping as well as both shallow and deep drilling. The shallow drilling (200-300 meter holes) and surface mapping is needed to continue to improve the geologic understanding and interpretation of structures, in addition to continuing to expand areas of known gold mineralization beneath colluvial cover. Reverse-circulation drilling techniques have proven successful for completing the shallow drill holes, but only to a maximum depth of about 225 meters. The senior author's experience at Slaven Canyon indicates that water flow and caving conditions below that depth can contribute to poor sample quality. Core drilling is recommended below depths of 225 meters and whenever high water flow or caving conditions are encountered.

Additional work to define the presence of calcareous units within the Slaven Chert is also warranted. Detailed geologic mapping should include completing mapping in Section 19, where the recent discovery of 52 meters at 1.06 ppm gold, including 7.6 meters at 3.8 ppm gold mineralization has been found in a drill-road cut. Deep drilling (800-900 meter holes) should be continued to determine depth to and possible presence of gold mineralization in favorable lithologies of the lower plate lying beneath the Roberts Mountains thrust fault. Experience from the 2005 drilling program indicates that core drilling techniques are the most successful for deep rock penetration, in addition to providing more detailed lithologic and structural data.

Two new locations are recommended for deep drilling. First, a hole should be collared in the mineralized Area 1. Here, deep drilling beneath the most strongly concentrated mineralization found thus far at Slaven Canyon would search for the presence of high-angle feeder structures as well as disseminated Carlin type-mineralization in lower-plate rocks. The second deep hole should be collared in Section 1. This hole would target an area where the Roberts Mountains thrust and lower-plate rock assemblage may be within approximately 250 meters of the surface, as evidenced by the presence of greenstone and exhalative chert (indicative of lower Slaven Chert). A deep hole at this location would not only provide a stratigraphic test, but also test for a deep mineralized feeder structure or disseminated mineralization beneath known upper-plate mineralization. The known mineralization in Section 1 appears to be bounded within a series of NNW-bearing faults. One rock-chip sample of altered calcareous siltstone from this area assayed 17.85 ppm gold.

Core sample analysis should include logging, petrographic studies, and age-dating. Drill roads and pads should continue to be reclaimed as work is completed in the appropriate areas.

The recommended budget needed to complete the above work includes:

Item	Unit	Amount	Cost per unit	Total
Field Geologist, geological mapping, sampling, (including expenses)	days	20	$450	$9000
Report writing, data compilation, permitting	days	45	$400	$18000
Rock chip analyses	number	50	$30	$1500
Drilling deep core holes	meters	1800	$320	$594,000
Drilling shallow RC holes	meters	3000	$65	$195,000
Drill cutting analyses	number	3000	$30	$90,000
Rig geologist (including expenses)	days	100	$450	$45,000
Road and Drill pad construction	lump			$20,000
Reclamation of drill roads and pads	lump			$25,000
GRAND TOTAL				$997,500

If this exploration phase is successful in intersecting gold mineralization or altered carbonate rocks with anomalous trace elements in the lower plate at reasonable depth, then a follow-up program of deep drilling will be warranted. If additional significant gold mineralization is discovered in upper-plate rocks at shallow depths, a follow-up program of shallow drilling should be planned.

Respectfully submitted,

Timothy D. Jefferson, P.G.

WISCONSIN
TIMOTHY D. JEFFERSON
G-338
DULUTH, MINN.
PROFESSIONAL GEOLOGIST

Arthur R. Leger, P.G.







State of Washington
Hydrogeologist
1002
Licensed Geologist
Arthur R. Leger

expires 7/21/2006

CERTIFICATE of AUTHOR

I, Timothy D. Jefferson, a Registered Professional Geologist, hereby certify that:

1. I am currently the President of::
    TD Jefferson, Geologist, LLC, a private Minnesota limited liability company
    2126 Lakeview Drive
    Duluth, Minnesota 55803

2. I have a B.Sc. degree in geology from Colorado State University, Fort Collins, CO, 1979, and a M.Sc. degree in geology from Colorado State University, Fort Collins, CO, 1985.

3. I am a registered consulting geologist in the states of Minnesota (#30575) and Wisconsin (#366).

4. I have been engaged in my profession as a geologist since 1979 and have been employed by mining companies and others as a consulting geologist since 1992.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("N43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.

6. I am responsible for Sections 1, 6.2, 6.3, and 8-18 of the report titled "Technical Report for the Slaven Canyon Property, Lander County, Nevada" dated November 16, 2005 (the "Technical Report"). I last visited the property on July 20, 2005.

7. I worked as a consulting geologist on the property that is the subject of the Technical Report for approximately six months of total time during the 2004-2005 field seasons. During this time, I was involved in data review, geologic mapping, rock-chip sampling, drill rig supervision, geologic logging, and sample chain-of-custody.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of the National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public of the Technical Report.

Dated in Reno, Nevada this 16 day of November, 2005



Timothy D. Jefferson, P.G.

CERTIFICATE of AUTHOR

I, Arthur R. Leger, a Registered Professional Geologist/Hydrogeologist, hereby certify that:

1. I am currently a consulting geologist/hydrogeologist residing at:
     2338 Sunrise Drive
     Reno, Nevada 89509

2. I have a B. A. degree in geology from the Southern Illinois University, Carbondale, Illinois (1961), and a M. Sc. Degree in geology from the University of Arizona, Tucson, Arizona (1967). I have post-master's course work in geology and geophysics from the University of Oklahoma, Norman, Oklahoma (1969).

3. I am a registered consulting geologist/hydrogeologist in the State of Washington (#1092).

4. I have been engaged in my profession as a geologist since 1969 and have been employed by mining companies and the State of Nevada as a geologist/hydrogeologist since 1969.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("N43-101") and certify that by reason of education, affiliation with a professional association (as defined in NI 43-101) and past work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.

6. I am responsible for Sections 2-5, 6.1, and 7 of the report titled "Technical Report for the Slaven Canyon Property, Lander County, Nevada" dated November 16, 2005 (the "Technical Report"). I last visited the property on October 26, 2005.

7. I worked as a consulting geologist on the property that is the subject of the Technical Report for approximately one month of total time during 2005. During this time, I was involved in data review, rock-chip/soil and biogeochemical sampling, drill rig supervision, and geologic logging of drill core. In addition, I have conducted previous exploration activities in the area for Cyprus Metal (1993-94) and Cameco Gold (1998).

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of the National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public of the Technical Report.

Dated in Reno, Nevada this 16 day of November, 2005

Arthur R. Leger, P. G.



Arthur R. Leger

expires 7/21/2006

REFERENCES

Almberg, Jon, 1995, Slaven Canyon Reserve Estimate Review, unpublished report for Alta Gold.

Barrick Gold Corporation, 2005, Barrick Goldstrike Mine Tour - August 2005 presentation handout.

Baum, W., 1993, Mineralogic analysis of two gold samples from the Slaven Canyon property: unpublished Pittsburg Mineral and Environmental Technology, Inc. report for Uranerz U.S., Inc.

Carpenter, T.C., 2004, Principal Facts from gravity-GPS measurements at the Slaven Canyon Properties, Nevada. ,

Carpenter, T., 2004, Summary of the gravity survey conducted for White Knight Gold, Inc. on the Slaven Canyon Project, April 21 through April 30, 2004: unpublished report for White Knight Gold, 4 p.

Chavez, Jr., W. X., 2004, Observations from drill hole chip samples, Slaven Canyon Project: unpublished report for White Knight Gold, 5 p.

Cleveland, G., 1994, Final report – Slaven Canyon North Project: unpublished report for Uranerz U.S. Inc., 24 p.

Cuffney, R. G., 2003, Slaven Canyon Property, Lander County, NV: White Knight Gold internal report, 32 p.

Cunningham, K. D., 1993, Slaven metallurgy: Memorandum to Uranerz U.S.A., Inc., 3 p.

Doerner, B., 2004, Titan-24 Magnetotelluric Survey, Slaven Canyon Project – Quantech Consulting, Inc., unpublished report for White Knight Resources, Ltd., 60 p.

Finney, S.C., and Perry, B.D., 1991, Depositional setting andpaleogeography of Ordovician Vinini Formation, central Nevada, pp. 747-766in Cooper, J.D., and Stevens, C.H., (eds.), Paleozoic Paleogeography of theWestern U.S., II, Pacific Section, Society of Sedimentary Geologists.

Gilluly, J. and Gates, O., 1965, Tectonic and igneous geology of the Northern Shoshone Range, Nevada: U.S. Geological Survey Professional Paper 465, 153 p.

Gilluly, J. and Masursky, H., 1965, Geology of the Cortez Quadrangle: Geologic Survey Bulletin 1175, 117 p.

Ettner, D.C., 1989, Stratigraphy and structure of the Devonian autochthonous rocks, north-central Carlin trend of the southern Tuscarora Mountains, northern Eureka County, Nevada [M.S. thesis]: Idaho State University, Pocatello, 177 p.

Foo, S.T., Hays, Jr., R.C., and McCormack, J.K., 1996, Geology and mineralization of the Pipeline gold deposit, Lander County, Nevada, *in* Coyner, A.R., and Fahey, P.L., eds., Geology and ore deposits of the American Cordillera: Geological Society of Nevada Symposium Proceedings, Reno-Sparks, April 1995, p. 95-109.

Glamis Gold, 2005, Glamis Marigold Mining Co., Nevada: http://www.glamis.com/

Gowans, R. M., and Noble, A. C.,(2004), Technical Report on the Tonkin Springs Property, Nevada, U.S.A.; 43-101 report for Bactech Mining Corp.

Hall, T.; Noble, P.J.; Chadwick, T.; Dobak, P.J, 2002, Biostratigraphic relationships and structural implications of Paleozoic sediments of the Roberts Mountains Allochthon, northern Carlin Trend, Nevada, Abstracts with Programs - Geological Society of America, vol.34, no.5, pp.43, Apr 2002.

Heyl, A. D. V., 1991, The Elder Creek Mine, Lander County, Nevada, *in* Geology and Geochemistry of Gold Deposits of the Central Battle Mountain-Eureka Mineral Belt: The Association of Exploration Geochemists 15th International Geochemical Exploration Symposium, p. 53-55.

Jackson, M., Lane, M., and Leach, B., 2002, Geology of the West Leeville Deposit, *in* Thompson, T.B., Teal, L., and Meeuwig, R.O., eds., 2002, Gold deposits of the Carlin trend: Nevada Bureau of Mines and Geology Bulletin 111, 203 p.

John, D.A., Wallace, A.R., Ponce, D.A., Fleck, R.J., and Conrad, J.E., 2000, New perspectives on the geology and origin of the northern Nevada rift, *in* Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, Reno/Sparks, May 15-18, 2000, p. 127-154.

Larson, L. T., 2005, Petrographic study of polished thin sections of selected chip samples, Slaven Canyon Project: unpublished report for White Knight Gold, 23 p.

Madrid, Raul – oral communication w/ Tim Jefferson, 2005

Madrid, R. J., 1987, Stratigraphy of the Roberts Mountains Allochthon in north-central Nevada: Ph.D. Thesis, Stanford University, 340 p.

Madrid, R.J., and Bagby, W.C., 1986, Structural alignment of sediment-hosted gold deposits in north central Nevada: An example of inherited fabric: Geological Society of America Abstracts with Programs, v. 18, p. 393.

McClelland Laboratories, 1993, Report on Direct Agitated Cyanidation Testwork – Slaven Canyon Cuttlings Composites MLI Job No. 1874 for Uranerz, USA.

McGibbon, D. H., 2005, Geology of the Antler and Basalt Gold Deposits, Glamis-Marigold Mine, Humboldt County, Nevada, *in* Sediment-Hosted Gold Deposits of the north-central Eureka-Battle Mountain Trend, Nevada, Field Trip #7 Guidebook, Geological Society of Nevada "Window to the World " Symposium, May 14-18, 2005.

McPartland, Jack, 1993, Bottle roll test preliminary results and reruns, Preg-Rob tests, unpublished memoranda to Uranerz, USA, Inc.

Moraga, C., 2004, Geophysical Survey Logistics Report, Daily Reports, Data CD's Regarding the Quantec Distributed Array System Tensor-Magnetotelluric Survey Over the Roberts Mountains Project, Eureka County, Nevada, on behalf of White Knight Resources Ltd, 200 p.

Roberts, R. J., 1960, Alinements of mining districts in north-central Nevada: U.S. Geological Survey Professional Paper 400-B, p. B17-B19.

Robertshaw, P., 1993, Interpretation of Dighem Aeromagnetic coverage - Slaven Canyon area, Nevada: unpublished report for Uranerz U.S.A., Inc., 8 p.

Rota, Joseph C., 1997, Mine geology and process ore control and Newmont mines, Carlin, NV, abstract from The Minerals, Metals & Materials Society (TMS) 1997 Annual Meeting.

Russell, R. H., 2004, Technical report for the North Mill Creek, Elder Creek, and NAD exploration properties in Lander County, Nevada: Report for Minterra Resource Corp., 45 p.

Stewart, J. H. and Carlson, J. E., 1976, Geologic map of north-central Nevada: Nevada Bureau of Mines and Geology Map 50.

Stewart, J.H., 1980, Geology of Nevada: Nevada Bureau of Mines and Geology Special Publication 4, 136 p.

Teal, L. and Jackson, M., 2002, Geologic overview of the Carlin Trend gold deposits *in* Thompson, T.B., Teal, L., and Meeuwig, R.O., eds., 2002, Gold deposits of the Carlin trend: Nevada Bureau of Mines and Geology Bulletin 111.

Thompson, T.B., Teal, L., and Meeuwig, R.O., eds., 2002, Gold deposits of the Carlin trend: Nevada Bureau of Mines and Geology Bulletin 111, 203 p.

APPENDIX 1

Claim Name	NMC#.	Book	Page
Gordo No.1	826180	497	1
Gordo No.2	826181	497	2
Gordo No.3	826182	497	3
Gordo No.4	826183	497	4
Gordo No.5	826184	497	5
Gordo No.6	826185	497	6
Gordo No.7	826186	497	7
Gordo No.8	826187	497	8
Gordo No.9	826188	497	9
Gordo No.10	826189	497	10
Gordo No.11	826190	497	11
Gordo No.12	826191	497	12
Gordo No.13	826192	497	13
Gordo No.14	826193	497	14
Gordo No.15	826194	497	15
Gordo No.16	826195	497	16
Gordo No.17	826196	497	17
Gordo No.18	826197	497	18
Gordo No.19	826198	497	19
Gordo No.20	826199	497	20
Gordo No.21	826200	497	21
Gordo No.22	826201	497	22
Gordo No.23	826202	497	23
Gordo No.24	826203	497	24
Gordo No.25	826204	497	25
Gordo No.26	826205	497	26
Gordo No.27	826206	497	27
Gordo No.28	826207	497	28
Gordo No.29	826208	497	29
Gordo No.30	826209	497	30
Gordo No.31	826210	497	31
Gordo No.32	826211	497	32
Gordo No.33	826212	497	33
Gordo No.34	826213	497	34
Gordo No.35	826214	497	35
Gordo No.36	826215	497	36
Gordo No.55	826216	497	37
Gordo No.56	826217	497	38
Gordo No.57	826218	497	39
Gordo No.58	826219	497	40
Gordo No.59	826220	497	41
Gordo No.60	826221	497	42
Gordo No.61	826222	497	43
Gordo No.62	826223	497	44

Gordo No.63	826224	497	45
Gordo No.64	826225	497	46
Gordo No.65	826226	497	47
Gordo No.66	826227	497	48
Gordo No.67	826228	497	49
Gordo No.68	826229	497	50
Gordo No.69	826230	497	51
Gordo 70	854246	522	85
Gordo 71	854247	522	86
Gordo 72	854248	522	87
Gordo 73	854249	522	88
Gordo 74	854250	522	89
Gordo 75	854251	522	90
Gordo 76	854252	522	91
Gordo 77	854253	522	92
Gordo 78	854254	522	93
Gordo 79	854255	522	94
Gordo 80	854256	522	95
Gordo 81	854257	522	96
Gordo 82	854258	522	97
Gordo 83	854259	522	98
Gordo 84	854260	522	99
Gordo 85	854261	522	100
Gordo 86	854262	522	101
Gordo 87	854263	522	102
Gordo 88	854264	522	103
Gordo 89	854265	522	104
Gordo 90	854266	522	105
Gordo 91	854267	522	106
Gordo 92	854268	522	107
Gordo 93	854269	522	108
Gordo 94	854270	522	109
Gordo 95	854271	522	110
Gordo 96	854272	522	111
Gordo 97	854273	522	112
Gordo 98	854274	522	113
Gordo 99	854275	522	114
Gordo 100	854276	522	115
Gordo 101	854277	522	116
Gordo 102	854278	522	117
Gordo 103	854279	522	118
Gordo 104	854280	522	119
Gordo 105	854281	522	120
Gordo 106	854282	522	122
Gordo 107	854283	522	123
Gordo 108	854284	522	124

Gordo 109	854285	522	125
Gordo 110	854286	522	126
Gordo 111	854287	522	127
Gordo 112	854288	522	128
Gordo 113	854289	522	129
Gordo 114	854290	522	130
Gordo 115	854291	522	131
Gordo 116	854292	522	132
Gordo 117	854293	522	133
Gordo 118	854294	522	134
Gordo 119	854295	522	135
Gordo 120	854296	522	136
Gordo 121	854297	522	137
Gordo 122	854298	522	138
Gordo 123	854299	522	139
Gordo 124	854300	522	140
Gordo 125	854301	522	141
Gordo 126	854302	522	142
Gordo 127	854303	522	143
Gordo 128	854304	522	144
Gordo 129	854305	522	145
Gordo 130	854306	522	146
Gordo 131	854307	522	147
Gordo 132	854308	522	148
Gordo 133	854309	522	149
Gordo 134	854310	522	150
Gordo 135	854311	522	151
Gordo 136	854312	522	152
Gordo 137	854313	522	153
Gordo 138	854314	522	154
Gordo 139	854315	522	155
Gordo 140	854316	522	156
Gordo 141	854317	522	157
Gordo No. 142	847366	512	377
Gordo No. 143	847367	512	378
Gordo No. 144	847368	512	379
Gordo No. 145	847369	512	380
Gordo No. 146	847370	512	381
Gordo No. 147	847371	512	382
Gordo No. 148	847372	512	383
Gordo No. 149	847373	512	384
Gordo No. 150	847374	512	385
Gordo No. 151	847375	512	386
Gordo No. 152	847376	512	387
Gordo No. 153	847377	512	388
Gordo No. 154	847378	512	389

Gordo No. 155	847379	512	390
Gordo No. 156	847380	512	391
Gordo No. 157	847381	512	392
Gordo Fraction	847382	512	393
Gordo 160	854318	522	159
Gordo 161	854319	522	160
Gordo 162	854320	522	161
Gordo 163	854321	522	162
Gordo 164	854322	522	163
Gordo 165	854323	522	164
Gordo 166	854324	522	165
Gordo 167	854325	522	166
Gordo 168	854326	522	167
Gordo 169	854327	522	168
Gordo 170	854328	522	169
Gordo 171	854329	522	170
Gordo 172	854330	522	171
Gordo 173	854331	522	172
Gordo 174	854332	522	173
Gordo 175	854333	522	174
Gordo 176	854334	522	175
Gordo 177	854335	522	176
Gordo 178	854336	522	177
Gordo 179	854337	522	178
Gordo 180	854338	522	179
Gordo 181	854339	522	180
Gordo 182	854340	522	181
Gordo 183	854341	522	182
Gordo 184	854342	522	183
Gordo 185	854343	522	184
Gordo 186	854344	522	185
Gordo 187	854345	522	186
Gordo 188	854346	522	187
Gordo 189	854347	522	188
Gordo 190	854348	522	189
Gordo 191	854349	522	190
Gordo 192	854350	522	191
Gordo 193	854351	522	192
Gordo 194	854352	522	193
Gordo 195	854353	522	194
Gordo 196	854354	522	196
Gordo 197	854355	522	197
Gordo 198	854356	522	198
Gordo 199	854357	522	199
Gordo 200	854358	522	200

Gordo 201	854359	522	201
Gordo 202	854360	522	202
Gordo 203	854361	522	203
Gordo 204	854362	522	204
Gordo 205	854363	522	205
Gordo 206	854364	522	206
Gordo 207	854365	522	207
Gordo 208	854366	522	208
Gordo 209	854367	522	209
Gordo 210	854368	522	210
Gordo 211	854369	522	211
Gordo 212	854370	522	212
Gordo 213	854371	522	213
		Document#	
Gordo 214	859560	0229979	
Gordo 216	859561	0229980	
Gordo 218	859562	0229981	
Gordo 220	859563	0229982	
Gordo 222	859564	0229983	
Gordo 223	859565	0229984	
Gordo 224	859566	0229985	
Gordo 225	859567	0229986	
Gordo 226	859568	0229987	
Gordo 227	859569	0229988	
Gordo 228	859570	0229989	
Gordo 229	859571	0229990	
Gordo 230	859572	0229991	
Gordo 231	859573	0229992	
Gordo 238	859574	0229993	
Gordo 239	859575	0229994	
Gordo 240	859576	0229995	
Gordo 241	859577	0229996	
Gordo 242	859578	0229997	
Gordo 243	859579	0229998	
Gordo 244	859580	0229999	
Gordo 245	859581	0230000	
Gordo 246	859582	0230001	
Gordo 247	859583	0230002	
Gordo 248	859584	0230003	
Gordo 249	859585	0230004	
Gordo 250	859586	0230005	

Gordo 251	859587	0230006
Gordo 270	859588	0230007
Gordo 271	859589	0230008
Gordo 272	859590	0230009
Gordo 273	859591	0230010
Gordo 274	859592	0230011
Gordo 275	859593	0230012
Gordo 276	859594	0230013
Gordo 277	859595	0230014
Gordo 278	859596	0230015
Gordo 279	859597	0230016
Gordo 280	859598	0230017
Gordo 281	859599	0230018
Gordo 282	859600	0230019
Gordo 283	859601	0230020
Gordo 284	859602	0230021
Gordo 285	859603	0230022
Gordo 286	859604	0230023
Gordo 287	859605	0230024
Gordo 288	859606	0230025
Gordo 289	859607	0230026
Gordo 290	859608	0230027
Gordo 291	859609	0230028
Gordo 292	859610	0230029
Gordo 293	859611	0230030
Gordo 294	859612	0230031
Gordo 295	859613	0230032
Gordo 296	859614	0230033
Gordo 297	859615	0230034
Gordo 298	859616	0230035
Gordo 299	859617	0230036
Gordo 300	859618	0230037
Gordo 301	859619	0230038
Gordo 302	859620	0230039
Gordo 303	859621	0230040
Gordo 304	859622	0230041
Gordo 305	859623	0230042